THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 80

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 31 , 2002

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

[type in address]
(Santiago de Chile, Santiago)

Indicate by check mark whether the registrant files or will file annual reportsunder cover of Form 20-F or Form 40-F

Form 20-F [X] Form -40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [X]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 (b) : 82-------------

Total of Sequentially Numbered Pages 80

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 80

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 31 , 2002

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

[type in address]
(Santiago de Chile, Santiago)

Indicate by check mark whether the registrant files or will file annual reportsunder cover of Form 20-F or Form 40-F

Form 20-F [X] Form -40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [X]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 (b) : 82-------------

Total of Sequentially Numbered Pages 80

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the nine months ended March 31, 2002, as filed with the Chilean Superintendency of Securities and Insurance

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.
By: Alejandro Seymour Z.
C.E.O

Date: July__, 2002

Document3

Rut : 96,621,750-2
Período : 01-01-2002 al 31-03-2002
Expresado en : Miles de Pesos
Tipo de Balance : Consolidado

ACTIVOS

2.00 FINANCIAL STATEMENTS
2.01 BALANCE SHEET
(In thousands of pesos)

1.00.01.30 Tipo de Moneda: Pesos
1.00.01.40 Tipo de Balance: Consolidado

1.01.04.00 R.U.T.: 96,621,750-2

ASSETS			NÚMERO NOTA	Da Mm Yr as of 31 / 03 / 02 CURRENT	Da Mm Yr as of 31 / 03 / 01 PREVIOUS
5.11.00.00	TOTAL CURRENT ASSETS			25.244.110	27.499.403
	5.11.10.10	Cash		266.840	2.294.436
	5.11.10.20	Time deposits		0	
	5.11.10.30	Marketable securities (net)	4	677	677
	5.11.10.40	Accounts receivable from sales (net)	5	298.810	1.516.180
	5.11.10.50	Accounts receivable (net)	5	2.628.012	2.773.526
	5.11.10.60	Other debtors (net)	5	565.479	950.241
	5.11.10.70	Accounts receivable from related companies (net)	6	6.506.708	5.429.386
	5.11.10.80	Inventories (net)	7	11.410.759	10.777.935
	5.11.10.90	Recoverable taxes		1.645.573	1.473.581
	5.11.20.10	Prepaid expenses	26	1.632.231	2.180.701
	5.11.20.20	Deferred Taxes		98.867	0
	5.11.20.30	Other current assets	9	190.154	102.740
	5.11.20.40	Contract leasing (net)		0	0
	5.11.20.50	Assets for leasing (net)		0	0
5.12.00.00	TOTAL FIXED ASSETS			154.901.155	155.712.805
	5.12.10.00	Land	10	47.441.798	58.115.559
	5.12.20.00	Buildings	10	65.241.123	58.730.532
	5.12.30.00	Machinery and equipment	10	29.907.882	23.151.179
	5.12.40.00	Other fixed assets	10	40.640.290	38.806.799
	5.12.50.00	Greater value from technical revaluation of fixed assets		0	0
	5.12.60.00	Depreciation (deduct)	10	28.329.938	23.091.264
5.13.00.00	TOTAL OTHER ASSETS			21.093.333	21.261.403
	5.13.1010	Investments in related companies		0	0
	5.13.10.20	Investments in other companies		0	0
	5.13.10.30	Goodwill	12	16.959.908	17.804.394
	5.13.10.40	Negative Goddwill	12	0	-4.591
	5.13.10.50	Debtor long-term	5	223.417	270.903
	5.13.10.60	Accounts receivable from related companies		0	0
	5.13.10.65	Deferred Taxes long-term		1.903.402	0
	5.13.10.70	Intangibles		11.052	10.642
	5.13.10.80	Amortization (deduct)			0
	5.13.10.90	Other assets	13	1.995.554	3.180.055
	5.13.20.10			0	0
5.10.00.00	TOTAL ASSETS			201.238.598	204.473.611

Rut : 96,621,750-2
Periodo : 01-01-2002 al 31-03-2002
Expresado en : Miles de Pesos
Tipo de Balance : Consolidado

PASIVOS

1.00.01.30 Tipo de Moneda: Pesos
1.00.01.40 Tipo de Balance: Consolidado

1.01.04.00 R.U.T.: 96,621,750-2

LIABILITIES			NÚMERO NOTA	Da Mm Yr as of 31 / 03 / 02 CURRENT	Da Mm Yr as of 31 / 03 / 01 PREVIOUS
5.21.00.00	TOTAL CURRENT LIABILITIES			57.861.627	58.039.912
	5.21.10.10	Debt with banks and financial institutions - short term	14	24.962.627	24.814.581
	5.21.10.20	Debt with banks and financial institutions - long term	14	2.538.049	1.731.366
	5.21.10.30	Debt with the public (commercial effects)			
	5.21.10.40	Public debt (bonds)			
	5.21.10.50	*Long term debt payable within a year*			
	5.21.10.60	Payable dividends			
	5.21.10.70	Accounts payable		24.235.472	23.297.318
	5.21.10.80	Notes payable		945.193	2.154.158
	5.21.10.90	Other creditors	27	2.494.488	2.168.421
	5.21.20.10.	Accounts and notes payable to related companies	6	1.186.025	544.722
	5.21.20.20.	Provisions	16	718.712	1.432.392
	5.21.20.30.	Withholdings		412.170	409.298
	5.21.20.40.	Income tax		99.804	405.785
	5.21.20.50.	Income received in advance	17	269.087	731.813
	5.21.20.60.	Deferred taxes	8	0	345.927
	5.21.20.70.	Other current liabilities		0	4.131
5.22.00.00	TOTAL LONG -TERM LIABILITIES			31.534.945	39.824.052
	5.22.10.00	Debt with banks and other financial institutions	15	9.092.549	8.067.711
	5.22.20.00	Public debt (bonds)			
	5.22.30.00	Notes payable		1.772.033	5.297.707
	5.22.40.00	Other creditors	27	2.066.485	2.317.231
	5.22.50.00	Accounts and notes payable to related companies	6	16.922.085	18.156.284
	5.22.60.00	Provisions long -term			679.471
	5.22.70.00	Deferred taxes long -term	8	0	0
	5.22.80.00	Other long-term liabilities	17	1.681.793	5.305.648
5.23.00.00	MINORITY INTEREST		18	83.699	77.517
5.24.00.00	TOTAL SHAREHOLDERS ' EQUITY			111.758.327	106.532.130
	5.24.10.00	Paid -in Capital	19	54.246.581	53.930.888
	5.24.20.00	Capital revaluation reserve	19	-216.986	53.931
	5.24.30.00	Technical appraisal revaluation reserve	19	27.635.462	27.612.560
	5.24.40.00	Other reserves	19	2.228.556	790.769
	5.24.50.00	Retained earnings (add codes 5.24.51.00 al 5.24.56.00)	19	27.864.714	24.143.982
	5.24.51.00	Future dividends reserve			
	5.24.52.00	Accumulated profits	19	24.347.238	23.975.320
	5.24.53.00	Accumulated losses (deduct)			
	5.24.54.00	Net Income (loss)	19	3.517.476	168.662
	5.24.55.00	Paid dividens (deduct)			
	5.24.56.00	Accumulated deficit development period (deduct)			
5.20.00.00	TOTAL LIABILITIES			201.238.598	204.473.611

Rut : 96,621,750-2
Período : 01-01-2002 al 31-03-2002
Expresado en : Miles de Pesos
Tipo de Balance : Consolidado

ESTADO DE RESULTADOS

2.02 INCOME ATATEMENTS

1.01.04.00 R.U.T. 96,621,750-2

1.00.01.30 Tipo de Moneda: Pesos
1.00.01.40 Tipo de Balance: Consolidado

INCOME ATATEMENTS			NÚMERO NOTA	Da Mm Yr as of 31 / 03 / 02 CURRENT	Da Mm Yr as of 31 / 03 / 01 PREVIOUS
5.31.11.00	OPERATING INCOME			325.100	1.558.536
	5.31.11.10	Gross profit		7.250.838	8.571.762
	5.31.11.11	Sales		27.815.756	34.235.065
	5.31.11.12	Cost of sales (deduct)		20.564.918	25.663.303
	5.31.11.20	Selling and administrative expenses (deduct)		6.925.738	7.013.226
5.31.12.00	NON-OPERATING RESULTS			2.989.248	-1.182.336
	5.31.12.10	Non -operating income		8.485	29.994
	5.31.12.20	Income from investment in related companies		0	0
	5.31.12.30	Other non-operating income	20	52.378	128.277
	5.31.12.40	Los from investment in related companies (deduct)		0	0
	5.31.12.50	Amortization of goodwill (deduct)	12	309.354	365.742
	5.31.12.60	Non-operating expenses (deduct)		1.690.087	1.321.558
	5.31.12.70	Other non-operating expenses (deduct)	20	453.903	38.384
	5.31.12.80	Monetary adjustment (restatement)	21	-602.569	-99.806
	5.31.12.90	Exchange differences		5.984.298	484.883
5.31.10.00	INCOME BEFORE INCOME TAX			3.314.348	376.200
5.31.20.00	INCOME TAX (DEDUCT)		8	199.219	-210.551
5.31.40.00	CONSOLIDATED INCOME (LOSS)			3.513.567	165.649
5.31.50.00	MINORITY INTEREST			-638	2.962
5.31.00.00	FIXED PROFIT (LOSS)			3.512.929	168.611
5.32.00.00	Amortization of negative goodwill		12	4.547	51
5.30.00.00	NET INCOME (LOSS)			3.517.476	168.662

Rut : 96,621,750-2
Periodo : 01-01-2002 al 31-03-2002
Expresado en : Miles de Pesos
Tipo de Balance : Consolidado

STATEMENTS OF CASH FLOWS

2.03 **STATEMENTS OF CASH FLOWS**

1.01.04.00 R.U.T. 96,621,750-2

1.00.01.30 Tipo de Moneda: Pesos
1.00.01.40 Tipo de Balance: Consolidado
5.03.01.00 Método del estado de flujo de efectivo: D

STATEMENTS OF CASH FLOWS		NÚMERO NOTA	Da Mm Yr as of 31 / 03 / 02 CURRENT	Da Mm Yr as of 31 / 03 / 01 PREVIOUS
5.41.11.00	CASH FLOWS FROM OPERATING ACTIVITIES		-2.292.014	4.074.257
	5.41.11.10 Cash received from customers		58.582.578	46.784.271
	5.41.11.20 Interest received		59.083	28.668
	5.41.11.30 Dividends received			
	5.41.11.40 Cash received from other sources		26.185	116.513
	5.41.11.50 Cash paid to suppliers and employees (deduct)		59.124.868	41.856.232
	5.41.11.60 Interest paid (deduct)		1.384.479	918.097
	5.41.11.70 *Income taxes paid (deduct)*		1.195	16.966
	5.41.11.80 Other (deduct)		17.822	20.449
	5.41.11.90 Value-added and other taxes paid (deduct)		431.496	43.451
5.41.12.00	NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		-1.481.167	207.562
	5.41.12.05 Proceed from issuance of shares			
	5.41.12.10 Obtaining of loan		236.023	899.767
	5.41.12.15 Obligations with public			
	5.41.12.20 Loans documented of related companies			
	5.41.12.25 Lease obligation to related company		1.168.747	
	5.41.12.30 Others sources of financing			
	5.41.12.35 Dividends paid (deduct)			
	5.41.12.40 Payment of dividends (less)			
	5.41.12.45 Payments on bank loans (deduct)		2.885.937	692.205
	5.41.12.50 Payments of obligations with public (less)			
	5.41.12.55 Payments loans documented of related companies (less)			
	5.41.12.60 Payments obtaining of others loans of related companies (less)			
	5.41.12.65 Payments expenses of emission and position of shares (less)			
	5.41.12.70 Payments expenses of emission and position of obligations with public (less)			
	5.41.12.75 Others payments of financings (less)			
5.41.13.00	NET CASH USED IN INVESTING ACTIVITIES		1.009.100	-2.285.850
	5.41.13.05 Proceed from sale of property , and equipment			
	5.41.13.10 Sales of permanent investments			
	5.41.13.15 Proceed from sales of other investments			
	5.41.13.20 Collection of loans documented to related companies		1.548.327	
	5.41.13.25 Collection of others loans to related companies			
	5.41.13.30 Others incomes of investment		17.969	
	5.41.13.35 Additions to property ,and equipment (deduct)		557.196	2.285.850
	5.41.13.40 Payments of capitalized interest (less)			
	5.41.13.45 Additions to long -term investments (deduct)			
	5.41.13.50 *Investment in financial instruments (less)*			
	5.41.13.55 Loans documented of related companies (less)			
	5.41.13.60 Others loans to related companies (less)			
	5.41.13.65 Other investing activities (deduct)			
5.41.10.00	TOTAL CASH FLOWS FOR THE YEAR		-2.764.081	1.995.969
5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		18.218	-681.714
5.41.00.00	NET CHANGE IN CASH AND CASH EQUIVALENTS		-2.745.863	1.314.255
5.42.00.00	CASH AN CASH EQUIVALENTS AT BEGINNING OF YEAR		3.012.703	980.183
5.40.00.00	CASH AN CASH EQUIVALENTS AT END OF YEAR		266.840	2.294.438

Rut : 96,621,750-2
Periodo : 01-01-2002 al 31-03-2002
Expresado en : Miles de Pesos
Tipo de Balance : Consolidado

CONCILIACION FLUJO -RESULTADO

CONCILIACIÓN ENTRE EL FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACIÓN Y EL RESULTADO DEL EJERCICIO

1.00.01.30 Tipo de Moneda: Pesos
1.00.01.40 Tipo de Balance: Consolidado

1.01.04.00 R.U.T.: 96,621,750-2

CONCILIACIÓN FLUJO -RESULTADO		NÚMERO NOTA	Da Mm Yr as of 31 / 03 / 02 CURRENT	Da Mm Yr as of 31 / 03 / 01 PREVIOUS
5.50.10.00	Net income		3.517.476	168.662
5.50.20.00	Results from sale of assets		0	101
	5.50.20.10 Gain on sale of fixed assets			101
	5.50.20.20 (Income) in sales of investments			
	5.50.20.30 Loos on sale of investments			
	5.50.20.40 Loos on sale of other assets			
5.50.30.00	Debits (Credits) to income not representing cash flows:		-3.657.129	806.919
	5.50.30.05 Depreciation		1.008.790	1.145.925
	5.50.30.10 Amortization of Intangible assets			
	5.50.30.15 Write-offs and accrued expenses		301.651	-363.439
	5.50.30.20 Income accrued investment of related companies (less)			
	5.50.30.25 Loss accrued investment of related companies			
	5.50.30.30 Amortization of goodwill		309.354	365.742
	5.50.30.35 Amortization of negative goodwill (deduct)		-4.547	-51
	5.50.30.40 Net price-level restatement		602.569	99.806
	5.50.30.45 Net difference of change		-5.984.298	-484.883
	5.50.30.50 Other debits not representing cash flows (deduct)		-330.373	-28.434
	5.50.30.55 Other credits not representing cash flows		439.725	72.253
5.50.40.00	(Increase) decrease in current assets		854.177	7.180.214
	5.50.40.10 Trade accounts receivable		851.453	4.246.536
	5.50.40.20 Inventories		1.179.741	1.736.605
	5.50.40.30 Other current assets		-1.177.017	1.197.073
5.50.50.00	Increase (decrease) in current liabilities		-3.001.114	-4.078.677
	5.50.50.10 Accounts payable		-365.909	-4.591.979
	5.50.50.20 Increases (less) of payments interest			
	5.50.50.30 Income taxes payable			4.753
	5.50.50.40 Accrued expenses and withholdings payable		-2.545.256	508.549
	5.50.50.50 Value -added and other taxes		-89.949	
5.50.60.00	Minority interest		-5.424	-2.962
5.50.00.00	NET CASH PROVIDED BY OPERATING ACTIVITIES		-2.292.014	4.074.257

01. REGISTRATION IN THE SECURITIES REGISTER

On April 12th, 1993, the Superintendency of Securities and Insurance registered the company Supermercados Unimarc S.A. in the securities register, page N°447. In this way the company remains subjected to the control of this Superintendency.

02. APPLIED ACCOUNTING PRINCIPLES

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries correspond to the three months period between January 01 and March 31st, 2002 and 2001.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Association of Chilean Accountants. It also takes into account the regulations and directions instructed by the Superintendency of Securities and Insurance. If any discrepancy appears, the regulations instructed by the Superintendency of Securities and Insurance will have supremacy over the former ones.

c) Bases of Presentation

For comparative purposes, the financial statements at March 31st, 2001 are shown updated by 2.5 %. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

d) Bases of Consolidation

In these consolidated financial statements the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries are included. Besides, the balances, the inter-company transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level restatement

These financial statements are shown corrected of the inflationary effects, so the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at March 31st, 2002. Estimations were done using the consumer price index informed by the National Institute of Statistics, which figures were –0.4% and 0.1% for the years ended on March 31st, 2002 and 2001, respectively. Besides, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing rate of exchange of each accounting period. The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

f) Foundations of Conversion

The assets and liabilities in foreign currency and readjustment units, existing at March 31st, 2002 and 2001 are shown valued in national currency, according to the following rates of exchange in force at the end of each accounting period.

	2002	2001
	(Chilean pesos)	
Indexed Unit (U.F.)	16.197,66	15.813,07
US Dollar	655,90	594,97
Peso of Argentina	224,239	594,97

(g) Negotiable Securities

The negotiable securities are shown at the lower value determined by the comparison between the cost corrected through price-level restatement and its stock value.

(h) Inventories

Due to its high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average cost of purchase. The amounts estimated in such a way do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the Interagro Comercio y Ganado S.A. subsidiary are shown at their direct cost of production, which do not exceed the market value at the end of each period.

(i) Estimation of bad debts

With the purpose to cover potential bad debts accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. At March 31st, 2002 and 2001, the provisions for the notes receivable item has been determined on the total amounts of M$245.707 and M$213.827, respectively.

(j) Fixed Assets

The fixed asset is shown at its cost of purchase, corrected through price level restatement.
The financial costs attributable to the construction of the fixed asset are part of the fixed asset value.

(k) Fixed Assets Depreciation

Depreciation has been calculated by the straight-line method, considering the years of useful life estimated for the different groups of goods and items of property, according to the following:

Buildings:	:	60 years
Machinery and equipment	:	from 3 to 20 years
Furniture, materials and facilities	:	10 years

(l) Assets in leasing

The assets in leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such goods and items of property therefore, whereas the purchase option is not performed, the Company cannot freely dispose of these assets.

(m) Investments in Related Companies

At March 31st, 2002 and 2001, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin N° 64 of the Association of Chilean Accountants, regarding valuation of foreign investments, considering its valuation as a subsidiary controlled in the currency of origin. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

The investments done in local related companies are shown valued according to the method of the proportionate share in net worth of the investment, recognizing in the results the proportional profit or loss accrued by the issuing company.

As from year 1998, and according to the provisions indicated in the form letter N°1358 issued by the Superintendency of Securities and Insurance, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(n) Deferred and Income Taxes

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin N°60 of the Association of Chilean Accountants and to the form letter N° 1466 issued by the Superintendency of Securities and Insurance.

The Parent company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Likewise, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax legislation or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(o) Trading income

The Company's income is formed by the sale of consumer goods and services, which are entered at their net value of the taxes that impose a tax on them.

(p) Cash Flow Statement

The cash flow statement included herewith has been prepared according to the direct method. All those short-term investments done as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

02. APPLIED ACOUNTING PRINCIPLES
Companies included in the consolidation

RUT	Company Name	Percentage of participation			
		31-03-2002			31-03-2001
		Direct	Indirect	Total	Total
79960220-2	Compañia Comercializadora Nacional Ltda.	0,0000	100,0000	100,0000	100,0000
88486800-9	Interagro, Comercio y Ganado S.A.	0,0000	100,0000	100,0000	100,0000
86360500-8	Administradora de Supermercado S.A.	0,0000	99,9360	99,9360	99,9360
88461600-K	Adm. de Inv. y Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
87678200-6	Comercial Supermercado Santiago S.A.	0,0000	99,0000	99,0000	99,0000
96629940-1	Transporte Santa María S.A.	0,0000	98,0000	98,0000	98,0000
87678100-K	Comercial Supermercado Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
87678300-2	Comercial Supermercado Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
79785340-2	Supermercado Hipermarc S.A.	0,0000	99,9990	99,9990	99,9990
79785340-2	Unimarc Organización y Servicios S.A.	0,0000	99,9990	99,9549	99,9549
96757830-4	Administradora y Servicios Talcahuano S.A.	0,0000	100,0000	100,0000	100,0000
96800910-9	Publicidad y Promociones Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799480-4	Administradora de Servicios Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96799180-5	Inmobiliaria de Supermercados S.A.	0,0000	99,9990	99,9990	99,9990
96825920-2	Administradora y Servicios Temuco S.A.	0,0000	100,0000	100,0000	100,0000
96833720-3	Administradora y Servicios Chillan S.A.	0,0000	100,0000	100,0000	100,0000
96833710-6	Administradora y Servicios de Vigilancia S.A	0,0000	100,0000	100,0000	100,0000
96336500-2	Administradora y Serv. Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
96836520-7	Administradora y Servicios Cordillera S.A.	0,0000	100,0000	100,0000	100,0000
96836510-K	Administradora y Servicios Machali S.A	0,0000	100,0000	100,0000	100,0000
94146000-3	Comercial Las Dalias S.A.	0,0000	100,0000	100,0000	100,0000
96785510-3	Inmobiliaria y Constructora S.A.	0,0000	51,0800	51,0800	51,0800
96879010-2	Administradora y Servicios Rancagua S.A.	0,0000	100,0000	100,0000	100,0000
96879030-7	Administradora y Serv. Viña del Mar S.A.	0,0000	100,0000	100,0000	100,0000
96879090-0	Adm. y Serv. Santiago Part Time S.A.	0,0000	100,0000	100,0000	100,0000
96879060-9	Administradora y Servicios Macul S.A.	0,0000	100,0000	100,0000	100,0000
96879080-3	Adm. De Supermercado Unimarc S.A.	0,0000	100,0000	100,0000	100,0000
96879040-4	Administradora y Servicios Curico S.A.	0,0000	100,0000	100,0000	100,0000
96879050-1	Administradora y Servicios Concepcion S.A.	0,0000	100,0000	100,0000	100,0000
96879000-5	Administradora y Servicios Maipu S.A.	0,0000	100,0000	100,0000	100,0000
96879070-6	Adm. Y Servicios Part Time Providencia S.A.	0,0000	100,0000	100,0000	100,0000
96836500-2	Adminstradora Las Tranqueras S.A.	0,0000	100,0000	100,0000	100,0000
88627400-9	Unimarc Abastecimientos S.A.	0,0000	100,0000	100,0000	100,0000
96879020-K	Administradora y Servicios Oriente S.A.	0,0000	100,0000	100,0000	100,0000
96913160-9	Servicios Generales S.A	0,0000	100,0000	100,0000	0,0000
96797780-2	Servicios Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96798240-7	Adm. Unimarc Sur S.A.	0,0000	100,0000	100,0000	0,0000
96898500-0	Servicios Unimarc S.A.	0,0000	100,0000	100,0000	0,0000
96898490-k	Administradora Unimarc S.A.	0,0000	100,0000	100,0000	0,0000

03. ACCOUNTING CHANGES

(3) Accounting Changes

Compared to the previous period, no changes were made in the application of accounting principles, during the years 2002 and 2001.

04. NEGOTIABLE SECURITIES

Securities traded at the Stock Exchange and others considered of temporary character have been included under this item, according to the following:

04. NEGOTIABLE SECURITIES
Structure of the Balance

INSTRUMENTS	BOOK VALUE	
	31-03-2002	31-03-2001
Shares	677	677
Bonds	0	0
Share of mutual funds	0	0
Share of investment funds	0	0
Promissory Notes of public offer	0	0
Mortgage bill of exchange	0	0
Total Negotiable Securities	**677**	**677**

04. NEGOTIABLE SECURITIES
Shares

RUT	COMPANY NAME	NUMBER OF SHARES	% OF SHARE	MARKET VALUE PER UNIT	MARKET VALUE OF INVESTMENT	CORRECTED COST
96524320-8	Chilectra Metropolitana S.A.	1.335	0,0000	2.100	2.804	677
Value of Investment Portfolio					0	0
Readjustment Provision						0
Book Value of Investment Portfolio						677

05. SHORT AND LONG-TERM DEBTORS
Short and Long-term Debtors

ITEM	CIRCULATING							LONG TERM	
	Up to 90 days		More than 90 Until 1 year		Subtotal	Total Circulating (net)			
	31-03-2002	31-03-2001	31-03-2002	31-03-2001		31-03-2002	31-03-2001	31-03-2002	31-03-2001
Trade Debtors	298.810	1.516.180	0	0	298.810	298.810	1.516.180	0	0
Estimation of bad debts	0	0	0	0	0	0	0	0	0
Notes receivable	2.873.719	2.773.526	0	0	2.873.012	2.628.012	2.773.526	0	0
Estimation of bad debts	0	0	0	0	245.707	0	0	0	0
Sundry debtors	565.479	950.241	0	0	565.479	565.479	950.241	223.417	270.903
Estimation of bad debts	0	0	0	0	0	0	0	0	0

Total Long-Term Debtors	**223.417**	**270.903**

06. Balances and Transactions with related companies

At March 31st, 2002 and 2001, the transactions and effects on results and balances between related companies are the following:

06. Balances and Transactions with related entities
Bills receivable and debtors

RUT	COMPANY	SHORT-TERM		LONG -TERM	
		31-03-2002	31-03-2001	31-03-2002	31-03-2001
98000900-9	AFP Planvital S.A.	0	24	0	0
85541600-4	Inversiones Errazuriz Ltda..	6.406.851	4.087.327	0	0
96621750-2	Cidef Argentina S.A.	0	1.342.035	0	0
94510000-1	Renta Nacional Cia. Seg. Grales. S.A.	99.857	0	0	0
TOTALS		**6.506.708**	**5.429.386**	**0**	**0**

06. Balances and Transactions with related entities
Notes and Accounts Payable

RUT	COMPANY	SHORT-TERM		LONG -TERM	
		31-03-2002	31-03-2001	31-03-2002	31-03-2001
88541600-4	Inversiones Errazuriz Ltda..	0	0	0	937.996
96704480-6	Automotriz Protón S.A.	39.362	40.346	0	0
94510000-1	Rta. Nac. Cia. Seg. Grales S.A.	0	1.668	0	0
96623740-6	Inversiones Errazuriz Trading S.A.	48.407	16.402	0	0
94716000-1	Rta. Nac. Cia. Seg. De Vida S.A.	52.412	383.692	16.922.085	17.218.288
96621750-2	Unitrade Interamericana	37.730	102.614	0	0
96621750-2	Cidef Argentina S.A.	557.258	0	0	0
96621750-2	Puerta Grande	897	0	0	0
88163300-0	Inversiones Culenar	29523	0	0	0
79809460-2	Inmobiliaria y Const. Nacional S.A.	420436	0	0	0
TOTALS		**1.186.025**	**544.722**	**16.922.085**	**18.156.284**

06. Balances and Transactions with related entities

Transactions

COMPANY	RUT	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	31-03-2002		31-03-2001	
				AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/CREDITS
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS RECEIVABLE S/T	6.901.260	0	8.706.379	20.714
COM. CIDEF S.A.	96.622.770-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	1.146.397	0
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	4.416.327	0	863.811	339
INCONAC S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	218.326	32	276.871	324
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	210.957	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	1.629.082	0	0	0
COM. QUIPAC S.A.	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	469.510	0
CIDEF ARGENTINA S.A.	86.306.300-0	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	0	0	1.342.036	837
ING. Y COMPUTACION INCOM S.A.	86.344.500-0	COMMON ADM.	TRADE DEBTORS	159	135	173.759	147.019
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	TRADE DEBTORS	307.950	260.975	102.673	87.011
CORP. DE INV. FINANC.	96.923.970-1	COMMON ADM.	TRADE DEBTORS	758.968	643.193	388.279	329.051
COM. CIDEF. S.A.	96.622.770-2	COMMON ADM.	TRADE DEBTORS	85.664	72.597	130.060	110.220
GAFONAC S.A.	96.591.240-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	75.143	0	0	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	1.142.425	0	0	0
INVERSIONES IRRAZURIZ LTDA.	88.541.600-4	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	2.742.984	40.104	2.695.399	0
SOC. DE INV. FINANCIERAS LTDA.	79.902.880-8	COMM.ON ADM.	CURRENT ACCOUNTS PAYABLE S/T	7.650.397	0	5.716.876	0
RTA. NAC. CIA. DE SEG. VIDA S.A.	94.716.000-1	SHAREHOLDER	CURRENT ACCOUNTS PAYABLE S/T	414.467	0	383.692	0
AUTOMOTRIZ PROTON S.A.	96.704.480-6	COMMON ADM.	PAYABLE INVOICES	39.362	-33.358	0	0
GAFONAC LTDA.	78.776.710-9	COMMON ADM.	PAYABLE INVOICES	97.296	-82.454	704.076	-596.675
MERCANTIL CIDEF S.A.	96.680.010-0	COMMON ADM.	PAYABLE INVOICES	687.100	-582.288	173.314	-146.877
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	5.098.813	0	983.021	0
FRUTICOLA NACIONAL S.A.	79.804.350-1	COMMON ADM.	TRADE DEBTORS	103.586	87.785	0	0
SALMONES Y PESQ. NACIONAL S.A.	96.850.700-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	159.796	0	0	0
CORP. DE INV. Y DES. FINANCIERO	96.923.970-1	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	121.918	0	0	0
INMOB. Y CONST. NACIONAL S.A.	79.809.460-2	COMMON ADM.	CURRENT ACCOUNTS PAYABLE S/T	544.900	0	0	0
INMOB. Y CONST. NACIONAL S.A.	79.809.460-2	COMMON ADM.	PAYABLE INVOICES	208.056	-176.319	0	0
COMERCIAL MAULE S.A.	79.780.600-5	COMMON ADM.	PAYABLE INVOICES	144.821	-122.730	0	0
SOC. CONT. COSAYACH I REG	96.630.310-7	COMMON ADM.	PAYABLE INVOICES	75.296	-63.810	0	0
CORP. DE INV. Y DES. FINANCIERO CIDEF S.A.	96.923.970-1	COMMON ADM.	PAYABLE INVOICES	491.088	-416.176	0	0
SALMONES Y PESQ. NACIANAL S.A.	96.850.700-1	COMMON ADM.	PAYABLE INVOICES	54.090	0	0	0
RTA. NAC. CIA. DE SEG. VIDA S.A.	94.716.000-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	361.538	0	0	0
AGRICOLA PAREDONES S.A.	96.630.320-4	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	982.216	0	0	0
RTA. NAC. CIA. SEG. GENERALES S.A.	94.510.000-1	COMMON ADM.	CURRENT ACCOUNTS RECEIVABLE S/T	101.980	0	0	0

07. Inventories

At March 31st, 2002 and 2001, the structure of the inventories item is the following:

Items	2002 M$	2001 M$
Goods	10.831.841	10.484.713
In transit imports	578.918	293.222
Total	**11.410.759**	**10.777.935**

08. Income and Deferred Taxes
Deferred Taxes

ITEMS	31-03-2002				31-03-2001			
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX	
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORAL DIFFERENCES								
Provision for bad debts	5.633	22.530	0	0	6.415	25.686	88.461	0
Deferred income	0	0	0	0	0	0	0	0
Holidays provisions	62.680	0	0	0	64.441	245	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	28.772	115.087	0	0	23.834	95.339	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed Assets Depreciation	0	0	408.428	1.704.899	0	0	365.770	1.509.468
Severance pay based on years of service	0	0	0		0	0	0	0
Other events	24.556	2.280	0	0	2.651	4.120	0	0
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	526.350	3.216.659	0	0	0	441.480	0	0
Profit from Leaseback difference	9.455	251.745	0	0	10.963	263.127	0	0
Prepaid Expenses	0	0	150.151	0	0	0	0	0
OTHER								
Related Accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	657.446	3.608.301	558.579	1.704.899	108.304	829.997	454.231	1.509.468

08. Income and Deferred Taxes
Income Tax

Items	31-03-2002	31-03-2001
Current tax expenses (tax provision)	0	0
Tax expenses adjustment (previous business year)	0	0
Effect by assets or liabilities due to deferred tax of period	199.219	-210.551
Tax benefits due to tax losses	0	0
Effect due to amortiz. of related acc. of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0
Total	**199.219**	**-210.551**

09. Other Current Assets

At March 31st, 2002 and 2001, the following concepts are shown under this item:

Items	2002	2001
	M$	M$
Insurance and Leasing Deferred VAT	28.615	61.787
Customs duties	6.569	21.167
Other	154.970	19.786
Total	**190.154**	**102.740**

10. Fixed Assets

At March 31st, 2002 and 2001, within the fixed assets the following balances are included. Its information is the following:

Fixed Assets

ITEMS	2002 M$			2001 M$		
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)
Land	47.441.798	0	47.441.798	58.115.559	0	58.115.559
Construction and infrastructure works	65.241.122	(4.945.496)	60.295.626	58.730.532	(3.641.945)	55.088.587
Machinery and equipment	29.907.882	(13.158.563)	16.749.319	23.151.179	(11.301.434)	11.849.745
Other Fixed Assets						
Furniture and Fixtures	8.335.960	(5.203.383)	3.132.577	7.347.393	(4.638.024)	2.709.369
Facilities	11.553.211	(3.931.751)	7.621.460	6.913.772	(2.987.618)	3.936.154
Works in progress	1.807.324	0	1.807.324	6.041.972	0	6.041.972
Assets in Leasing	18.830.853	(1.090.745)	17.740.108	18.503.662	(522.243)	17.981.419
Other Fixed Assets	112.943	0	112.943	0	0	0
Totals	**183.231.093**	**(28.329.938)**	**154.901.155**	**178.804.069**	**(23.091.264)**	**155.712.805**

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	Sm La Reina	1.548.040	237	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	202.447	37	28-03-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	11.602	37	15-09-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	13.598	37	13-12-02	US$+TIP
Hewlett Packard S.A.	Computational Equipment	14.690	37	13-01-03	US$+TIP
Newcourt Leasing S.A.	Computational Equipment	26.347	48	04-03-04	US$+TIP
Renta Nacional Cia. De Seg. De Vida S.A.	Sm Florida	17.094.542	300	05-12-25	UF+TIP
Hewlett Packard S.A.	Computational Equipment	0	37	20-12-03	US$+TIP
Hewlett Packard S.A.	Computational Equipment	4.872	37	15-02-04	US$+TIP
Hewlett Packard S.A.	Computational Equipment	90.902	37	01-10-03	US$+TIP
Hewlett Packard S.A.	Computational Equipment	216.732	37	30-05-05	US$+TIP
Hipermerc Argentina		171.279			
Santago Leasing S.A.	Machinery and Equipment	15.644	49	01-09-02	UF+10%
HSBC Bank USA	Facilities	118.988	36	01-01-03	UF+0,95%
Hewlett Packard S.A.	Computational Equipment	421	37	26-01-03	US$+9,8%
Deferred Profit Lease Back Sm. Florida		1.789.996			
Totals		**17.740.108**			

11. Investments in Related Companies

The breakdown of investments in related companies is the following:

11. Investments in Related Companies
Breakdown of Investments

RUT	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment	
					31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001
96621750-2	SMAC Ltda	CHILE	PESOS	0	0,0000	0,0000	0	0	0	0	0	0	0	0	0	0	0	0

12. Higher and Lower value of investments

The higher and lower values shown in this item are calculated according to the Technical Bulletin N° 42 of the Association of Chilean Accountants, essentially by applying an amortization at 20 years. At this term, is expected to be recovered the total investment.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, was bought to Celimar Internacional S.A. (minority shareholder of Supermercados Hipermarc S.A.) its participation in this company on the amount of US$21.000.000.- This amount corresponds to 16,32675% of the company's equity. This operation generated a lower book value of M$9.088.538 (historic figure)

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16th, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company on the amount of M$ 11.500.977. (historic figure), augmenting its participation at 99.999%. At the closing of ISSA's financial statement the fixed assets are included at its original value, without considering the expertise appraisal done when ISSA was set-up. Therefore, under the item lower value of the investment it had to be amortized the shares purchase of ISSA S.A. the value paid to third parties when the company was acquired. Considering in its equity the assets previously assessed, this operation generated a lower value of M$ 7.634.664.- (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August, 1998. At that date, its firm name was Inversión Nacional S.A. that afterwards was modified to the present Unimarc Abastecimientos S.A. Currently, this company works as a warehouse of merchandise for the sale in supermarkets.

The breakdown of this item is the following:

12. Lower and Higher Value of the Investment

Lower Value

RUT.	COMPANY	31-03-2002		31-03-2001	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
88486800-9	Interagro Comercio y Ganado S.A.	0	0	116	2.992
96621750-2	Supermercados Hipermerc S.A.	175.565	8.957.921	170.847	9.636.984
96799180-5	Inmob. De Supermercados S.A.	107.732	6.250.755	108.480	6.686.140
94146000-3	Comercial Las Dalias S.A.	0	0	2.565	68.413
88637400-9	Unimarc Abastecimientos S.A.	20.479	1.332.873	20.335	1.109.865
96898490-k	Administradora Unimarc S.A.	5.578	418.359	30.162	0
96898500-0	Servicios Unimarc S.A.	0	0	33.228	0
96798240-7	Administradora Unimarc Sur S.A.	0	0	6	0
96797780-2	Servicios Unimarc Sur S.A.	0	0	3	0
88541600-4	Inversiones Errazuriz Ltda.	0	0	0	0
Total		**309.354**	**16.959.908**	**365.742**	**17.804.394**

Higher Value

RUT.	COMPANY	31-03-2002		31-03-2001	
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE
96785510-3	Inmobiliaria y Constructora S.A.	4.547	0	47	4.591
96913160-9	Servicios Generales S.A.	0	0	4	0
Total		**4.547**	**0**	**51**	**4.591**

13. OTHERS (ASSETS)

At March 31st, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following breakdown:

Items	2002	2001
	M$	M$
Warranties	551.003	549.706
Computational System Project	1.296.492	1.473.945
Other Taxes to be Recovered from Subsidiary in Argentina	51.895	1.156.404
Other Long-Term Assets	96.164	0
Total	**1.995.554**	**3.180.055**

14. Obligations with Banks and Financial Institutions Short-Term

At March, 2002 and 2001, the breakdown of the in force obligations with banks and financial institutions is the following:

14. Short Term Bank And Financial Institutions Obligations
Short Term Bank And Financial Institutions Obligations

RUT	BANK OR FINANC. INSTIT.	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL	
		DOLLARS		EUROS		YENES		OTHER FOREIGN CURRENCIES		UF					
		31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001	31-03-2002	31-03-2001
	Short Term (code 5.21.10.10)														
97.041.000-7	BANCO BOSTON	14.788.566	13.678.406	0	0	0	0	0	0	0	0	0	0	14.788.566	13.678.406
96.621.750-2	BANCO DO BRASIL	0	124.193	0	0	0	0	0	0	3.101.396	3.602.173	0	0	3.101.396	3.726.366
97.036.000-K	BANCO DE SANTIAGO	0	0	0	0	0	0	0	0	1.116.029	1.122.510	0	11.389	1.116.029	1.133.899
96.621.750-2	STGO. FACTORING	0	0	0	0	0	0	0	0	0	0	1.024.862	0	1.024.862	0
97.051.000-1	BANCO DEL DESARROLLO	3.684.926	3.508.969	0	0	0	0	0	0	1.155.434	1.932.576	0	0	4.840.360	5.441.545
96.621.750-2	BANCO INTERNACIONAL	0	285.963	0	0	0	0	0	0	0	0	0	0	0	285.963
96.621.750-2	BANCO REPUBLIC NAT OF NEW YORK	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	NACION LLOYDS	0	310.073	0	0	0	0	0	0	0	0	0	0	0	310.073
96.621.750-2	ROBERT	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	FIRST NATIONAL BANK	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	BANCO MERCANTIL	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	FIRTS NATIONAL BANK OF CHICAGO	0	6.403	0	0	0	0	0	0	0	0	0	0	0	6.403
96.621.750-2	SUDAMERIS	0	0	0	0	0	0	57.174	231.926	0	0	0	0	57.174	231.926
96.621.750-2	BANCO BANSUND	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	BANCO RIO NEGRO	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	BANCO CITIBANK	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	LLOYDS BANK	0	0	0	0	0	0	33.636	0	0	0	0	0	33.636	0
96.621.750-2	BANCO SOCIETE GENERALE	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Other	0	0	0	0	0	0	604	0	0	0	0	0	604	0
	TOTALS	18.473.492	17.914.007	0	0	0	0	91.414	231.926	5.372.859	6.657.259	1.024.862	11.389	24.962.627	24.814.581
	Debt Capital Amount	18.446.839	17.849.277	0	0	0	0	91.414	231.926	5.254.625	6.373.625	1.024.862	11.389	24.817.585	24.466.217
	Annual Average Interest Rate	8,0	9,0	0	0	0	0	0	0	9,0	9,0	0	0		
	Long Term (code 5.21.10.20)														
87.051.000-1	DESARROLLO	0	0							0	0			0	0
97.032.000-8	BHIF	0	0							205.463	205.686			205.463	205.686
97.032.000-8	CORP BANCA	0	0							436.685	407.210			436.685	407.210
97.015.000-5	SANTANDER	0	0							638.047	0			638.047	0
96.621.750-2	KFW	721.201	581.325							0	0			721.201	581.325
96.621.750-2	HIPANOAMERICANO	98.439	84.783							0	0			98.439	84.783
96.621.750-2	STATE TREET	228.391	157.222							0	0			228.391	157.222
96.621.750-2	SOCIETE GENERALE	172.813	256.134							0	0			172.813	256.134
97.018.000-1	SUD AMERICANO	0	0							37.010	39.006			37.010	39.006
	Other	0	0							0	0			0	0
	TOTALS	1.220.844	1.079.464							1.317.205	651.902			2.538.048	1.731.366
	Debt Capital Amount	991.982	1.003.186							1.267.286	622.653			2.259.268	1.625.839
	Annual Average Interest Rate	6,5	6,5	0	0	0	0	0	0	8,0	8,0	0	0		

Percentage of Obligations in foreign currency (%)	71,9000
Percentage of Obligations in national currency (%)	28,1000

15. Obligations with Banks and Financial Institutions Long-Term

At March 31st, 2002 and 2001, the breakdown of the in force obligations with banks and financial institutions is the following:

15. Long-Term Bank and Financial Institutions Obligations

Long-Term Bank and Financial Institutions Obligations

RUT ,	BANK OR FINANCIAL INSTITUTIONS	YEARS TO MATURE							CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		INDEX OF READJ. CURRENCY	MORE THAN 1 UP TO 2	MORE THAN 2 UP TO 3	MORE THAN 3 UP TO 5	MORE THAN 5 UP TO 10	MORE THAN 10 YEARS AMOUNT	MORE THAN 10 YEARS TERM	TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG-TERM AT FINAN. STATEM. CLOSING
97.032.000-8	BHIF	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	6,15	6.469
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	448.362	477.567	508.432	1.720.981	0	0	3.155.342	8,5	3.565.857
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.051.000-5	SANTANDER	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	158.728	0	0	0	0	0	158.728	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	DOLLARS	866.770	818.606	1.370.262	2.265.430	0	0	5.321.068	6,11	3.191.931
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	HIPANOAMERICANO	DOLLARS	730.24	0	0	0	0	0	73.024	6,11	149.462
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	STATE STREET	DOLLARS	53.098	0	0	0	0	0	53.098	6,8	148.108
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	YENES	0	0	0	0	0	0	0	0	0
		U.F.	39.426	38.566	39.37	0	0	0	117.029	8,00	151.101
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	DOLLARS	94.180	94.180	25.900	0	0	0	214.260	0	853.783
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		U.F.	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
TOTALS			1.733.588	1.428.919	1.943.631	3.986.411	0		9.092.549		8.067.711

Percentage of Obligations in foreign currency (%)	62,3000
Percentage of Obligations in national currency (%)	37,7000

15. Long-Term Bank and Financial Institutions Obligations

Long-Term Bank and Financial Institutions Obligations

RUT ,	BANK OR FINANCIAL INSTITUTIONS	INDEX OF READJ. CURRENCY	YEARS TO MATURE						CURR.PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
			MORE THAN 1 UP TO 2	MORE THAN 2 UP TO 3	MORE THAN 3 UP TO 5	MORE THAN 5 UP TO 10	MORE THAN 10 YEARS AMOUNT	MORE THAN 10 YEARS TERM	TOTAL LONG TERM AT FINAN STATEM.CLOSING	AVERAGE ANNUAL INTEREST RATE	TOTAL LONG-TERM AT FINAN. STATEM. CLOSING
97.032.000-8	BHIF	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	6,15	6.469
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.023.000-9	CORP BANCA	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	448.362	477.567	508.432	1.720.981	0	0	3.155.342	8,5	3.565.857
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.051.000-5	SANTANDER	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	158.728	0	0	0	0	0	158.728	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	KFW	DOLLARS	866.770	818.606	1.370.262	2.265.430	0	0	5.321.068	6,11	3.191.931
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	HIPANOAMERICANO	DOLLARS	730.24	0	0	0	0	0	73.024	6,11	149.462
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	STATE STREET	DOLLARS	53.098	0	0	0	0	0	53.098	6,8	148.108
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		UF	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	DOLLARS	0	0	0	0	0	0	0	0	0
		EUROS	0	0	0	0	0	0	0	0	0
97.018.000-1	SUD AMERICANO	YENES	0	0	0	0	0	0	0	0	0
		U.F.	39.426	38.566	39.37	0	0	0	117.029	8,00	151.101
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
96.621.750-2	SOCIETE GENERALE	DOLLARS	94.180	94.180	25.900	0	0	0	214.260	0	853.783
		EUROS	0	0	0	0	0	0	0	0	0
		YENES	0	0	0	0	0	0	0	0	0
		U.F.	0	0	0	0	0	0	0	0	0
		NOT-READJ. $	0	0	0	0	0	0	0	0	0
		OTHER CURRENCIES	0	0	0	0	0	0	0	0	0
TOTALS			1.733.588	1.428.919	1.943.631	3.986.411	0		9.092.549		8.067.711

Percentage of Obligations in foreign currency (%)	62,3000
Percentage of Obligations in national currency (%)	37,7000

16. PROVISIONS AND PENALTIES

At March 31st, 2002 and 2001, the breakdown of this item is the following:

Items	2002	2001
	M$	M$
Holidays Provisions	365.916	265.872
Expenses Provisions	82.174	198.841
Packaging Current Account Provision	16.877	601.436
Lawsuits Provision	228.400	218.415
Other	25.345	147.828
Total	**718.712**	**1.432.392**

17. Other Long-Term Liabilities

This item corresponds to the income received in advance for the at 10 years rental of the Supermarkets premises in Argentina. During the year 2002, the amount to be accrued is shown under the current liabilities in the item Income received in advance.

Items	Short-Term		Long-Term	
	2002	2001	2002	2001
	M$	M$	M$	M$
Income received in advance (Hipermarc)	269.087	731.813	1.681.793	5.305.648
Total	**269.087**	**731.813**	**1.681.793**	**5.305.649**

18. Minority Interest

The following amounts are shown below this item: M$83.699.- and M$77.517.- as of March 31st, 2002 and 2001, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following detail:

Company	Percentage of Share		Amount	
	2002	2001	2002	2001
	%	%	M$	M$
Administradora de Supermercados S.A.	0,064	0,064	6.381	6.538
Transportes Santa Maria S.A.	2	2	709	4.835
Comercial Sm Santiago S.A.	1	1	3.197	3.223
Unimarc Organización y Serv. S.A.	0,045	0,045	22.281	9.583
Inmobiliaria y Supermercados S.A.	0,00006	0,00006	16	16
Inmobiliaria y Constructora S.A.	48,92	48,92	51.111	53.322
Supermercados Hipermarc S.A.	0,00001	0,00001	4	0
Total			**83.699**	**77.517**

19. Changes in the Equity

The equity variations of the 2002 and 2001 periods are:

19. Changes in the Equity

Changes in the Equity

ITEMS	31-12-2001 PAID IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUMUL. PROFIT OR LOSS	INTERIM DIVIDENDS	PERIOD RESULT	31-12-2000 PAID- IN CAPITAL	CAPITAL REVAL. RESERVES	SHARE PREMIUM	OTHER RESERVES	FUTURE DIVIDENDS RESERVES	ACCUM. PROFIT / LOSS	INTERIM DIVIDEND	PERIOD PROFIT LOSS
Opening balance	54.246.581	0	27.746.448	1.105.275	0	24.445.018	0	0	52.615.500	0	26.912.171	617.364	0	23.262.876	0	104.31
Previous period profit or loss distribut.	0	0	0	0	0	0	0	0	0	0	0	0	0	104.313	0	-104.31
Previous period final dividend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	[illegible]
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0		0	[illegible]
Profits and/or reserves capitalization	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	[illegible]
Period of Develop. Accum. Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	[illegible]
Accum.Readjust. due to translation Diff.	0	0	0	1.127.702	0	0	0	0	0	0	0	153.501	0	0	0	[illegible]
Equity Revaluation	0	-216.986	-110.986	-4.421	0	-97.780	0	0		52.616	26.912	617	0	23.366	0	[illegible]
Period Profit or Loss	0	0	0	0	0	0	0	3.517.476	0	0	0	0	0	0	0	164.54
Interim Dividends	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	[illegible]
Closing Balance	54.246.581	-216.986	27.635.462	2.228.556	0	24.347.238	0	3.517.476	52.615.500	52.616	26.939.083	771.482	0	23.390.555	0	164.54
Updated Balances	0	0	0	0	0	0	0	0	53.930.888	53.931	27.612.560	790.769	0	23.975.320	0	168.66

19. Changes in the Equity
Number of Shares

SERIE	NUMBER OF SUBSCRIBED SHARES	NUMBER OF FULL-PAID SHARES	NUMBER OF VOTING SHARES
UNIQUE	1.261.849.619	1.261.849.619	1.261.849.619

Capital (amount-M$)

SERIE	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
UNIQUE	52.615.500	52.615.500

20. Other Non-Operating Income and Expenses

At March 31st, 2002 and 2001, the breakdown of this item is formed as follows:

Other non-operating income

Items	2002 M$	2001 M$
Premises rentals	6.300	4.331
Computational Services Rental	3.188	7.889
Purchase discounts	2.563	3.427
Cash balance surplus	6.077	7.566
Other non-operating income	34.250	105.064
Total	**52.378**	**128.277**

Other Non-operating Expenses

Items	2002 M$	2001 M$
Penalties and sanctions	2.718	16.004
Cash account shortage	1.987	439
Other non-operating expenses	449.198	21.941
Total	**453.903**	**38.384**

21. Monetary Correction
Monetary correction

ASSETS (CHARGES/CREDITS)	READJUSMENT INDEX	31-03-2002	31-03-2001
INVENTORIES	$	0	0
FIXED ASSETS	$	-417.935	103.516
INVESTMENTS IN RELATED COMPANIES	$	-68.185	18.084
OTHER CURRENT ASSETS	$, UF	0	10.697
RELATED COMPANIES ACCOUNTS	$	-40.072	0
OTHER NON-MONETARY ASSETS	$	-7.273	0
COSTS AND EXPENSES ACCOUNTS	$	-24	0
TOTAL (CHARGES) CREDITS		-533.489	132.297
LIABILITIES (CHARGES)/CREDITS			
EQUITY	$	430.173	-106.100
RELATED COMPANIES ACCOUNTS	UF	0	22.214
BANK OBLIGATIONS	UF	21.380	-35.393
MINORITY INTEREST	$	-85.386	0
NON-MONETARY LIABILITIES	$, UF	-435247	-95.438
INCOME ACCOUNTS	$	0	-17386
TOTAL (CHARGES) CREDITS		-60.080	-232.103
(LOSS) PROFIT DUE TO PRICE-LEVEL RESTATEMENT		**-602.569**	**-99.806**

22. Rate of Exchange Differences

ITEM	CURRENCY	AMOUNT	
		31-03-2002	31-03-2001
Assets (Charge)Credit			
Related Co. Acc. Receivable	Dollar	-8.265.705	1.198.861
Result by Argentinean subsidiary translation	Dollar	14.019.023	0
Total (Charges)Credits		5.753.318	1.198.861
LIABILITIES(CHARGES)CREDITS			
Bank Obligations	Dollar	-13.403	-650.511
Other non-monetary liabilities	Dollar	244.383	-63.466
Total (Charges)Credits		230.980	-713.977
(Loss)Profits due to Exchange rate differences		**5.984.298**	**484.883**

23. Contingencies and Restrictions

(a) Direct Commitments

a.1 BBVA BHIF Bank

Warranty dated April 27th, 1990 given for the property located in Manquehue Sur with Latadia Streets. The balance of the obligation amounts to M$205.463.- as of March 31st, 2002.

On the other hand, currently there are several lawsuits between BBVA Banco BHIF and the companies of the Errázuriz Group. The origin is the acquisition of the ex Banco Nacional and the rearrangement of the debts of several companies, among which is Supermercados Unimarc S.A.

The complaints regarding the financial claim by the selling companies of the ex Banco Nacional, including Supermercados Unimarc S.A. are following the proceedings before the arbitrators Messrs. Samuel Lira and Arnaldo Gorziglia Balbi. All these complaints are following their corresponding steps with the exception of two of them which award has favored the companies of the Errázuriz Group. The verdict stipulates the Bank has to additionally pay amounts higher than U.F. 40.000. On the other hand, the Bank appears claiming a summary proceeding on the amount of MS$83.336. This claim has been opposed with the payment exemptions and compensations agreed by a contract. Besides, during the month of November, 2000 such Bank did not accept the procedure of consignment payment, though the proceeds of arbitral suits should be addressed to pay such obligations. In this summary proceeding was delivered an executive and attachment mandate that affected the property located in Manquehue street. This does not affect the normal operation of the supermarket. Such attachment corresponds to the direct effect of the presentation of an executive suit and this executive suit will have to be released.

10 Complaints that are following their proceedings at the Arbitral base:

Currently, there are 27 complaints - Arbitral Notebooks: each notebook carries the name of Notebook N° 1 to 25, plus a Book Notebook and other one named Main Notebook. The 26 arbitral notebooks and the main notebook have their origin in the non-payment of the Ex-Banco Nacional shares price, sale done according to the shares sale contract dated July 23rd, 1989, subscribed before the Notary Public Mr. Andrés Rubio Flores.

The Book Notebook has its origin in the publication, issue and distribution of the book "The Secrets of Fra Fra" done by the executives and Directors of the BBVA Banco Bhif Bank. The publication, issue and distribution of this book were forbidden by judicial resolution. This lawsuit pursues the indemnity for the damages of the publication.

20 The legal state or stage of each notebook is the following:
Notebook N°1 this award favored the Ex Banco Nacional shares sellers', today the Errázuriz Group.

Notebook N°2 this award favored the Ex Banco Nacional shares sellers', today the Errázuriz Group.
Notebook N°3 , partially favorable award.
Notebook N°4, favorable award
Notebook N°5, favorable award.
Notebook N°6, favorable award.
Notebook N°7, stage of proof.
Notebook N°8, stage of proof.
Notebook N°9, stage of proof.
Notebook N°10, stage of proof.
Notebook N°11, stage of proof.
Notebook N°12, stage of proof.
Notebook N°13, stage of proof.
Notebook N°14, stage of proof.

Notebook N°15, stage of proof.
Notebook N°16, it is pending for citation to hear the judgment.
Notebook N°17, the award is pending.
Notebook N°18, in stage of discussion
Notebook N°19, in stage of discussion.
Notebook N°20, in stage of discussion.
Notebook N°21, in stage of discussion.
Notebook N°22, in stage of discussion.
Notebook N°23, in stage of discussion.
Notebook N°24, in stage of discussion.
Notebook N°25, in stage of discussion.

Book Notebook, is in the stage to receive the cause for evidence.

Main Notebook, it is a pre-judicial measure. It is under ordinary proceeding.

30 Regarding the amounts involved.

In the complaints pursue before the Arbitrator Judges, the overall addition amounts to U.F. 1.240..250 (Indexed Units), plus interests and readjustments.

a.2 Banco Sud Americano

Mortgage Guarantee in favor of a credit granted by Banco Sudamericano for buildings and constructions of Supermercado Multiviña. Its net book value is M$502.032.- for the credit amounting to M$154.038 , as of March 31st, 2002.

a.3 Corp Banca

Mortgage guarantee over Supermercado Maipú II and Maipú I which book value amounts to M$ 2.669.494.- and M$1.638.776, respectively. The guarantee is for the credit granted by Corp Banca amounting to M$2.023.312.- at March 31st, 2002.

a.4) Banco del Desarrollo

On May 15th, 1992, the company gave a mortgage over its real state located in Concepción. This operation was done to warranty to Banco del Desarrollo the obligations of SUPERMERCADOS UNIMARC S.A. AND ITS SUBSIDIARIES for the credit line granted for an amount of M$1.353.353.-

a.5 BankBoston Bank

At the presentation of these financial statements, the credit on the amount of US$22.506.346,09 is fully in force and the payment of its interests is updated.

On December 29th, 1998, related with this debt, the company gave as warrantee some forestry assets which owners are related companies, through common owners, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Forestal Regional S.A. Their partners, in each case, approved the terms of these warrantees at the corresponding Shareholders' Extraordinary Meetings of these companies.

Additionally, in the opinion of the top Management of the Company, the before mentioned debt should be negotiated to reasonable terms, pursuant to was originally agreed.

a6. Kreditanstalt Fur Wiederaubau

On November 22, 2001, Supermercados Unimarc furnished a chattel mortgage in favor of KFW. The obligations guaranteed by this pledge are contracts subscribed by Supermercados Unimarc S.A. and they correspond to: 1) Credit contract named Basic Agreement number 2912, dated August 28, 1997, modified the 30/08/2000, remaining as a DM 35 million or its equivalent in US$ line of credit and 2) Credit Contract named Loan Agreement number 2913, dated 28/08/1997. This contract was modified the 30/08/2000, remaining as a DM 10 million or its equivalent in US$ credit line.

The detail of fixed assets items of property with pledge is:

Invoice 56-5184-0001-01 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-02 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-03 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0001-04 CCC Machinery G., items of property Linde brand
Invoice 56-5184-0007-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0008-01 CCC Machinery G., items of property AEG Lichttechnik brand
Invoice 56-5184-0005-01 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0005-02 CCC Machinery G., items of property Cefla brand
Invoice 56-5184-0003-01 CCC Machinery G., items of property Miwe brand
Invoice 56-5184-0002-01 CCC Machinery G., items of property Trane Export LLC brand
Invoice 56-5184-0017-01 CCC Machinery G., items of property Artok brand

Currently, these credits are being rescheduled.

(b) Guarantees received from third parties.
According to annex.

© Indirect Commitments

c.1) A warranty of personal type granted by the company in favor of Inversiones Errázuriz Ltda. to bail its obligations on an amount up to US$ 13.688.889 with the State Street Bank and Trust Company.

Likewise, a warrantee of personal type jointly with six related companies, which are guarantors of the same obligations, was granted and is relevant in the case it is missing or it is impossible to execute the warrantee with respect to one or more of the guarantors, for the obligations attributable to that one or those missing guarantors. Here Supermercados Unimarc S.A. guarantees up to US$ 25.230.328. On March 25, 2001, Inverraz Ltda. has informed that the creditor has brought action in court in the U.S.A. with respect to these two obligations. Likewise, it has informed such obligations are being rescheduled.

c.2 On September 30th, 1998, the Company becomes co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations amounting to U.F. 365.000 with Banco Santiago. The purpose is to finance the construction of supermarkets for SUPERMERCADOS UNIMARC S.A.

Likewise, on July 16, 1998, the property of Supermercados Unimarc S.A, the real state named providencia was given as a guarantee in order to guarantee Banco Santiago, for the present or future obligations that Inmobiliaria y Constructora Nacional may acquire.

c.3 On October 10th, 1998, the company become a co-debtor and surety of the obligations assumed by Inmobiliaria y Constructora Nacional S.A., in order to warrantee its obligations with Corp Banca amounting to U.F. 166.478,29 (Indexed Units).

The Company is Guarantor of Holandaus NV for the debts it has with Banco Bhif. The asset involved named Supermercado Manquehue has a value of M$2.842.610 at March 31st, 2002.

(d) Other Commitments

d.1 In the Board of Directors' Meeting dated December 15th, 1998, it was agreed to guarantee the obligations of Supermercados Hipermarc S.A., subsidiary in Argentina, had contracted or could contract in the future with the foreign company José J. Chediack S.A.I.C.A. for an amount up to US$ 507.873,45.-

d.2 On June 10th , 1999, the subsidiary Supermercados Hipermarc S.A. signed a Financing and Possession Agreement with Nai International II, Inc (Branch in Argentina) and Nai International II, Inc. The agreement consists of the construction and exploitation of two movie theatre centers for the Belgrano and Quilmes Multicenter, with 10 and 8 movie rooms, respectively. For this purpose, it was a greed a loan granted by Nai International II, Inc. for such construction on the amount of US$10.663.700 to be paid during the 12 years period of concession. This loan will accrue an agreed interest at the Libor rate plus 1,5%. Supermercados Unimarc S.A. (Chile) guaranteed such loan until the loan is settled.

d.3 The 10th of July, 2000, the subsidiary Supermercados Hipermarc S.A. entered into a loan of consumable property with mortgage guarantee with Banco Societe Generale S.A. for an amount of US$2.100.000. to be paid in a period of 5 years. The actual right granted to such institution corresponds to the following properties: Avda. Rivadavia N°5751/5/63, Avda. Rivadavia N° 5765/67/69, Yerbal N° 1144/46, Yerbal N°1160/62 and Avda. General Roca N° 555/57, part of the municipality of Vicente López, province of Buenos Aires.

Additionally, with Sofital S.A.F. e I was signed a trust fund agreement to guarantee the above mentioned mortgage loan by virtue of which the corresponding collections of the lease agreement signed with Bowling Billiards Operation S.A., at the Belgrano Multicenter are transferred.

(f) Labor law actions

The subsidiary companies keep several labor disputes with ex employees. For this reason, provisions have been made on the amount of M$228.000 that in the opinion of the legal counselors will cover all the payments, considered at the maximum risk for the companies.

GUARANTEES OBTAINED FROM THIRD PARTIES

TYPE OF GUARANTEE	GUARANTOR	RELATIONSHIP	MORTGAGED GOODS	LOAN AMOUNT M$	ASSETS AMOUNT M$
CORP BANCA					
Mortgage	Inmob. De Supermercados S.A.	Subsidiary	Sm. Manuel Montt Sm. Maipú 1	1.568.716	2.819.200
DO BRAZIL					
Mortgage	Pesquera Nacional S.A.	Common Admin.	P.A.M. Javier	3.101.396	3.767.970
	SCM Cosayach	Common Admin.	Estancamiento Kerima		2.222.184
	Fruticola Viluco S.A.	Common Admin.	58 Viluco		7.932.248
BHIF					
Pledge	Transportes Santa Maria S.A.	Subsidiary	9 Tracto Camion Nissan		
	Comercial Maule S.A.	Common Admin.	Camioneta Nissan Dx2.4	205.463	111.866

23. Contingencies and Restrictions
Direct Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATION SHIP		TYPE	BOOK VALUE	31-03-2002	31-03-2001	31-03-2003	ASSETS	31-03-2004	ASSETS	31-03-2005	ASSETS
CORP BANCA	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	2.2648.497	2.164.694	4.235.648	0		0		0	
DO BRASIL	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	27.222.202	3.101.396	3.609.698	0		0		0	
BHIF	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	3.260.568	192.798	182.153	0		0		0	
SUD AMERICANO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	629.930	180.304	0	0		0		0	
SANTIAGO	S.M. UNIMARC S.A.	NO	MORTGAGE	REAL STATE	10.448.977	1.100.311	0	0		0		0	

Contingencies and Restrictions
Indirect Guarantees

CREDITOR OF THE GUARANTEE	DEBTOR		TYPE OF GUARANTEE	ASSETS INVOLVED		PAYMENTS PENDING BALANCES AT FINANCIAL STATEMENT CLOSING DATE		RELEASE OF GUARANTEES					
	NAME	RELATIONS HIP		TYPE	BOOK VALUE	31-03-2002	31-03-2001	31-03-2003	ASSETS	31-03-2004	ASSETS	31-03-2005	ASSETS
0	0	0	0	0	0	0	0	0		0		0	

24. National and Foreign Currency
Assets

ITEM	CURRENCY	AMOUNT	
		31-03-2002	31-03-2001
Current Assets			
AVAILABLE	US$	0	0
PREPAID EXPENSES	U.F.	193.786	200.249
OTHER CURRENT ASSETS	$ ARGENTINA	1.029.034	3.170.685
OTHER CURRENT ASSETS	NON-READJ. $	23.969.327	23.243.337
OTHER CURRENT ASSETS	U.F.	15.932	23.007
OTHER CURRENT ASSETS	US$	0	862.124
NOTES RECEIVABLE	U.F.	36.031	0
Fixed Assets			
FIXED ASSETS	$	102.266.686	107.577.355
FIXED ASSETS	$ ARGENTINA	52.634.469	48.135.450
Other Assets			
OTHER LONG-TERM ASSETS	$	9.151.753	20.098.901
OTHER LONG-TERM ASSETS	U.F.	178.130	0
OTHER LONG-TERM ASSETS	$ ARGENTINA	58.454	1.162.502
RELATED CO. BILLS RECEIV. & DEBTORS	US$	11.518.930	0
LONG-TERM NOTES RECEIVABLE	U.F.	186.066	0
Total Assets			
	US$	**11.518.930**	**862.124.**
	U.F.	**387.848**	**223.256**
	$ ARGENTINA	**53.721.957**	**52.468.637**
	NON-READJ. $	**23.969.327**	**23.243.337**
	U.F.	**222.097**	**0**
	$	**111.418.439**	**127.676.256**

24. National And Foreign Currency
Current Liabilities

ITEM	CURRENCY	UP TO 90 DAYS				90 DAYS TO 1 YEAR			
		31-03-2002		31-03-2001		31-03-2002		31-03-2001	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANK OBLIGATIONS	U.F.	0	0	0	0	6.690.064	9,00%	7.295.384	8,00
BANK OBLIGATIONS	US$	14.788.566	0	0	0	4.732.957	9,00%	18.993.469	8,00
BANK OBLIGATIONS	UF	0	6,15%	0	0	0	6,15%	0	0
BANK OBLIGATIONS	$ ARGENTINA	66.057	0	0	0	198.170	0	231.928	0
BANK OBLIGATIONS	NON-READJ. $	1.024.862	0	25.166	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ. $	0	0	745.100	0	0	0	718.375	0
SUNDRY CREDITORS	UF	34.925	0	167.608	0	0	0	283.520	0
SUNDRY CREDITORS	UF	36.087	0	0	0	0	0	0	0
SUNDRY CREDITORS	NON-READJ. $	1.253.089	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	41.032	0	253.807	0	131.266	0	0	0
SUNDRY CREDITORS	US$	156.480	0	0	0	247.817	UF + 9,8%	0	0
SUNDRY CREDITORS	US$	22.082	0	0	0	0	0	0	0
SUNDRY CREDITORS	UF	389.361	0	0	0	0	10%	0	0
SUNDRY CREDITORS	UF	147.772	0	0	0	34.577	14%	0	0
SUNDRY CREDITORS	UF	0	0	0	0	0	0,95%	0	0
NOTES PAYABLE	US$	467.177	0	0	0	0	0	0	0
NOTES PAYABLE	NON-READJ. $	195.726	0	0	0	0	0	0	0
ACCOUNTS PAYABLE	NON-READJ. $	23.900.999	0	21.342.163	0	0	0	1.806.607	0
RELATED CO. NOTES &ACC. PAYABLE	UF	0	0	544.722	0	0	0	0	0
RELATED CO. NOTES &ACC. PAYABLE	$ ARGENTINA	0	0	102.614	0	0	0	0	0
INCOME RECEIVED IN ADVANCE	US$	0	0	0	0	0	0	0	0
OTHER LIABILITIES	NON-READJ. $	1.124.113	0	3.719.086	0	0	0	0	0
OTHER LIABILITIES	$ ARGENTINA	173.845	0	411.696	0	201.815	0	0	0
OTHER LIABILITIES	UF	0	0	0	0	0	0	12.625	0
OTHER LIABILITIES	US$	0	0	0	0	0	0	832.244	0
ACCOUNTS PAYABLE	US$	259.655	0	0	0	0	0	0	0
ACCOUNTS PAYABLE	$ ARGENTINA	74.818	0	0	0	0	0	0	0
NOTES PAYABLE	$ARGENTINA	282.290	0	0	0	0	0	0	0
RELATED CO. NOTES & ACC. PAYABLE	NON-READJ. $	541.732	0	0	0	0	0	0	0
RELATED CO. NOTES & ACC. PAYABLE	US$	644.293	0	0	0	0	0	0	0
Total Current Liabilities									
	UF	608.145		712.330		6.724.641		7.591.529	
	US$	16.379.285		253.807		5.112.040		19.825.713	
	$ ARGENTINA	597.010		514.310		399.985		231.928	
	NON READJ. $	26.787.432		25.831.525		0		2.524.982	
	NON-READJ. $	1.253.089		0		0		0	

24. National And Foreign Currency
31-03-2002 Current Period Long-Term Liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE
OBLIGATIONS WITH BANKS	U.F.	1.162.649	0	547.469	0	1.720.980	0	0	0
OBLIGATIONS WITH BANKS	US$	1.811.498	0	1.370.262	0	2.265.430	0	0	0
OBLIGATIONS WITH BANKS	$ ARGENTINA	183.648	6,5%	30.613	0	0	0	0	0
NOTES PAYABLE	$ ARGENTINA	1.772.033	0	0	0	0	0	0	0
NOTES PAYABLE	US$	0	0	0	0	0	0	0	0
SUNDRY CREDITORS	UF	235.169	0	203.293	0	659.787	0	604.639	0
SUNDRY CREDITORS	US$	214.010	0	0	0	0	0	0	0
SUNDRY CREDITORS	US$	149.587	0	0	0	0	0	0	0
SUNDRY CREDITORS	UF	0	10%	0	0	0	0	0	0
SUNDRY CREDITORS	UF	0	0,95%	0	0	0	0	0	0
SUNDRY CREDITORS	US$	0	9,8%	0	0	0	0	0	0
RELATED CO. NOTES & ACC. PAYABLE	UF	1.004.941	0	1.246.418	0	2.139.802	0	12.530.924	0
RELATED CO. NOTES & ACC. PAYABLE	NON- READJ $	0	0	0	0	0	0	0	0
OTHER LONG-TERM LIABILITIES	$ ARGENTINA	538.174	0	538.174	0	605.445	0	0	0
OTHER LONG-TERM LIABILITIES	US$	0	0	0	0	0	0	0	0
Total Long-Term Liabilities									
	UF	2.402.759		1.997.180		4.520.569		13.135.563	
	US$	2.175.095		1.370.262		2.265.430		0	
	$ARGENTINA	2.493.855		568.787		605.445		0	
	NON-READJ. $	0		0		0		0	

24. National And Foreign Currency
31-03-2001 Previous Period Long-Term Liabilities

ITEM	CURRENCY	1 TO 3 YEARS		3 TO 5 YEARS		5 TO 10 YEARS		MORE THAN 10 YEARS	
		AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT.RATE	AMOUNT	ANNUAL AVERAGE INT. RATE
BANKS	U.F.	2.222.477	0	1.008.351	0	2.079.729	0	0	0
BANKS	DOLLARS	691.095	0	193.098	0	0	0	0	0
RELATED ACCOUNTS	DOLLARS	757.834	0	0	0	0	0	0	0
CREDITORS	U.F.	711.473	0	998.798	0	0	0	0	0
CREDITORS	DOLLARS	871.933	0	0	0	0	0	0	0
NOTES PAYABLE	DOLLARS	3.924.839	0	0	0	0	0	0	0
OTHER LIABILITIES	$	1.522.417	0	0	0	0	0	0	0
OTHER LIABILITIES	DOLLARS	1.064.220	0	4.289.656	0	0	0	0	0
Total Long-term Liabilities									
	UF	2.933.950		2.007.149		2.079.729		0	
	DOLLARS	7.309.921		4.482.754		0		0	
	$	1.522.417		0		0		0	

25. LATER FACTS

On April 26, 2002, at the Shareholders' Ordinary Meeting was appointed the new Board of Directors of the Company as follows:

Mr. Cristián Rosselot Mora
Mr. Ramón Méndez Cifuentes
Mr. Eduardo Viada Aretxabala
Mr. Francisco Javier Errázuriz Ovalle
Mr. Elías Errázuriz Errázuriz
Mr. Jorge Indo Vargas
Mr. Víctor Cantillano Vergara.

At the closing of these financial statements, no other subsequent facts that could significantly affect the figures included in it nor in its interpretation have occurred.

26. Environment

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level nevertheless, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

27. ACCOUNTS PAYABLE

At March 31st, 2002 and 2001, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2002 M$	2001 M$
Suppliers of Goods	23.826.556	22.424.049
Suppliers of Frozen	60.754	639.681
Suppliers of Transportation	13.689	85.039
Suppliers of Hipermarc	334.473	148.549
Total	**24.235.472**	**23.297.318**

28. PREPAID EXPENSES

At March 31st, 2002 and 2001, the breakdown of this item is the following:

Prepaid Expenses

ITEMS	2002 M$	2001 M$
Operating Materials	683.795	786.251
Prepaid Publicity	20.779	188.875
Prepaid insurance	173.007	233.424
Other prepaid expenses	754.650	972.151
Total	**1.632.231**	**2.180.701**

29. LONG AND SHORT TERM SUNDRY CREDITORS

At March 31st, 2002 and 2001, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short – Term		Long-Term	
	2002	2001	2002	2001
	%	%	M$	M$
Creditors for Leasing	169.624	434.296	1.874.364	1.882.742
Securities Received	32.314	58.711	0	0
Drawn and not collected checks	115.532	64.393	0	0
Computational System Financing	404.298	598.467	149.587	390.710
Other creditors (Insurance, Freight, Custom Duties)	1.706.696	1.012.554	42.534	43.779
Schooling Fund	66.024	0	0	0
Total	**2.494.488**	**2.168.421**	**2.066.485**	**2.317.231**

OUTSTANDING FACTS

ESSENTIAL FACT

By virtue of the provisions set in Article 9 and second subparagraph of Article 10, Law 18.045; and pursuant to the provisions in the General Norm N°30 and form letter 660, dated October 22, 1986, the company SUPERMERCADOS UNIMARC S.A. registered in the Securities Register under the N° 447, informs regarding the following background, that such regulations has evaluated as pertinent or essential regarding the company and its securities and shares:

At the Shareholders' Ordinary Meeting dated April 26, 2002, was agreed the dividend distribution on a total amount of 115.647.335.-, which corresponds to $ 0,09164991.

On the Board of Directors Meeting held on April 29th, 2002 was agreed to set as date to pay the dividend as from May 24th, 2002, in the offices located in Amunátegui # 178, 6th Floor, in Santiago, from Monday to Friday between 09:00 to 1:00 p.m. and from 3:00 to 5:00 p.m.

The corresponding notice of dividend payment will be published in La Nación newspaper, on May 4th, 2002.

At the closing of these financial statements, there are no other outstanding or essential facts.

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

ASSETS	31-March -02	31 Dec -01	30-Sept -01	31-March -01
Available	266.840	1.006.194	996.122	2.294.436
Term Deposits	0	2.006.608	1.127.290	0
Net Negotiable Securities	677	677	677	677
Trade Debtors (Net)	298.810	1.433.822	1.341.517	1.516.180
Notes Receivable(Net)	2.628.012	3.612.029	3.499.944	2.773.526
Sundry Debtors (Net)	565.479	378.234	581.043	950.241
Related Co. Bills receivables and Debtors	6.506.708	8.542.179	6.878.435	5.429.386
Inventories (Net)	11.410.759	12.529.006	15.101.245	10.777.935
Recoverable Taxes	1.645.573	1.434.375	1.815.401	1.473.581
Prepaid Expenses	1.632.231	1.474.741	1.564.950	2.180.701
Deferred Taxes	98.867	1.816.545	0	0
Other Current Assets	190.154	77.245	177.865	102.740
Total Current Assets	**25.244.110**	**34.311.655**	**33.084.489**	**27.499.403**
Land	47.441.798	47.409.680	56.057.925	58.115.559
Construction and Infrastructure Works	65.241.123	64.697.263	66.925.159	58.730.532
Machinery and Equipment	29.907.882	29.627.425	23.073.002	23.151.179
Other Fixed Assets	40.640.290	40.465.622	38.777.823	38.806.799
Higher Value due to Fixed Assets Tech. Reval.	0	0	0	0
Depreciation (Less)	-28.329.938	-26.769.610	-26.408.983	-23.091.264
Total Fixed Assets	**154.901.155**	**155.430.380**	**158.424.926**	**155.712.805**
Invest. In Related Comp.	0	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	16.959.908	17.270.854	17.580.457	17.804.394
Higher Value of Investments (less)	0	-4.548	-348	-4.591
Long-Term Debtors	223.417	197.245	205.637	270.903
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	1.903.402	0	0	0
Intangibles	11.052	10.997	11.501	10.642
Amortization (Less)	0	0	0	0
Other	1.995.554	3.182.189	2.696.031	3.180.055
Total Other Assets	**21.093.333**	**20.656.737**	**20.493.278**	**21.261.403**
Total Assets	**201.238.598**	**210.398.772**	**212.002.693**	**204.473.611**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

LIABILITIES	31-March -02	31-Dec -01	30-Sept -01	31-March -01
Short-Term Oblig. Banks & Finan.Instit.	24.962.627	27.658.140	28.009.556	24.814.581
Oblig. With Banks &Finan. Instit. L/T Portion	2.538.049	2.589.830	2.894.305	1.731.366
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	24.235.472	26.256.780	22.032.709	23.297.318
Notes Payable	945.193	1.252.714	2.890.129	2.154.158
Sundry Creditors	2.494.488	3.027.024	2.109.875	2.168.421
Related Co. Notes and Acc. Payable	1.186.025	2.358.838	1.888.377	544.722
Provisions	718.712	894.603	1.193.175	1.432.392
Withholdings	412.170	743.416	486.026	409.298
Income Tax	99.804	223.625	481.496	405.785
Income Received in Advance	269.087	460.357	758.574	731.813
Deferred Taxes	0	0	316.822	345.927
Other Current Liabilities	0	0	4.051	4.131
Total Current Liabilities	**57.861.627**	**65.465.327**	**63.065.095**	**58.039.912**
Oblig. With Banks & Finan. Instit.	9.092.549	9.840.497	9.514.055	8.067.711
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	1.772.033	5.412.437	5.865.612	5.297.707
Sundry Creditors	2.066.485	2.145.904	2.363.949	2.317.231
Related Co. Notes and Acc. Payable.	16.922.085	17.323.014	17.520.394	18.156.284
Provisions	0	23.579	612.802	679.471
Other Long-Term Current Liabilities	1.681.793	2.992.312	5.310.018	5.305.648
Total Long-Term Liabilities	**31.534.945**	**37.737.743**	**41.186.830**	**39.824.052**
Minority Interest	**83.699**	**82.553**	**74.038**	**77.517**
Paid-in Capital	54.246.581	54.029.595	52.878.578	53.930.888
Capital Revaluation Reserves	-216.986	0	1.163.329	53.931
Share premium	27.635.462	27.635.462	27.641.760	27.612.560
Higher value due to Fixed Assets Tech. Reval.	0	0	0	0
Other Reserves	2.228.556	1.100.854	1.440.896	790.769
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	**27.864.714**	**24.347.238**	**24.552.167**	**24.143.982**
Future Dividends Reserves	0	0	0	0
Accumulated Profits	24.347.238	23.963.289	23.968.719	23.975.320
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	3.517.476	383.949	583.448	168.662
Interim Dividends (less)	0	0	0	0
Total Equity	**111.758.327**	**107.113.149**	**107.676.730**	**106.532.130**
Total Liabilities	**201.238.598**	**210.398.772**	**212.002.693**	**204.473.611**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT March 31ST, 2002

INCOME STATEMENT	31-March –02	31-Dec -01	30-Sept -01	31-March –01
Trading Income	**27.815.756**	**143.060.208**	**105.440.167**	**34.235.065**
Operating costs	-20.564.918	-110.032.330	-81.287.357	-25.663.303
Trading Margin	**7.250.838**	**33.027.878**	**24.152.810**	**8.571.762**
Adm. and Sales Expenses	-6.925.738	-31.413.600	-23.025.549	-7.013.226
Operating Results	**325.100**	**1.614.278**	**1.127.261**	**1.558.536**
Financial Income	8.485	59.942	124.475	29.994
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	52.378	486.257	2.618.735	128.277
Related Comp. Invest. Losses	0	-12.656	-12.771	0
Lower Value Invest. Amortization	-309.354	-1.262.820	-954.945	-365.742
Financial Expenses	-1.690.087	-5.514.670	-4.222.619	-1.321.558
Other non-operating expenses	-453.903	-383.068	-131.851	-38.384
Price-level restatement	5.381.729	2.752.605	2.155.037	385.077
Non-Trading Income	**2.989.248**	**-3.874.410**	**-423.939**	**-1.182.336**
Profit Before Tax	**3.314.348**	**-2.260.132**	**703.322**	**376.200**
Income Tax	199.219	2645.895	-126.736	-210.551
Consolidated (Loss) Profit	**3.513.567**	**385.763**	**576.586**	**165.649**
Minority Interest	-638	-1.868	6.820	2.962
Net (Loss) Profit	**3.512.929**	**383.895**	**583.406**	**168.611**
Higher Value Invest. Amortiz.	4.547	54	42	51
Profits (Loss) of the Period	**3.517.476**	**383.949**	**583.448**	**168.662**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

FINANCIAL RATIOS	31-March -02	31-Dec -01	30-Sept -01	31-March –01
Number of Shares	1.261.849.619	1.261.849.619	1.261.849.619	1.261.849.619
Per Share Profit ($)	2,79	0,30	0,46	0,13
Book Value ($)	88,57	84,89	85,33	84,43

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

ITEM		31-March –02	31- Dec -01	30 -Sept -01	31-March-01
Current Liquidity	(Times)	0,44	0,52	0,52	0,47
Acid Ratio	(Times)	0,24	0,33	0,29	0,29
Current Liabilities/Equity	(Times)	0,80	0,96	0,97	0,92
Short-Term/Total Debt	%	64,7%	63,4%	60,5%	59,3%
Long-Term/Total Debt	%	35,3%	36,6%	39,5%	40,7%
Net Profit /Equity	(%)	3,2%	0,4%	0,5%	0,2%
Net Profit /Total Assets	(%)	1,7%	0,2%	0,3%	0,1%
Net Profit /Sales	(%)	12,6%	0,3%	0,6%	0,5%
Per Share Profit	($)	2,79	0,30	0,46	0,13
Working Capital	(M$)	-32.617.517	-31.153.672	-29.980.606	-30.540.509
Current Liabilities	(M$)	89.396.572	103.203.070	104.251.925	97.863.964
Short-Term Debt	(M$)	57.861.627	65.465.327	63.065.095	58.039.912
Long-Term Debt	(M$)	31.534.945	37.737.743	41.186.830	39.824.052
Equity	(M$)	111.758.327	107.113.149	107.676.730	106.532.130
Net Fixed Assets	(M$)	154.901.155	155.430.380	158.424.926	155.712.805
Total Assets	(M$)	201.238.598	210.398.722	212.002.693	204.473.611
RESULTS					
Trading Income	(M$)	27.815.756	143.060.208	105.440.167	34.235.065
Operating Costs	(M$)	-20.564.918	-110.032.330	-81.287.357	-25.663.303
Trading Margin	(M$)	7.250.838	33.027.878	24.152.810	8.571.762
Admin. & Sales Expenses	(M$)	-6.925.738	-31.413.600	-23.025.549	-7.013.226
Operating Results	(M$)	325.100	1.614.278	1.127.261	1.558.536
Non-Trading Income	(M$)	2.989.248	-3.874.410	-423.939	-1.182.336
Profit before Tax	(M$)	3.314.348	-2.260.132	703.322	376.200
Profit (Loss) of the Period	(M$)	3.517.476	383.949	583.448	168.662

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

ASSETS	31-March -02	31-Dec –01	30-Sept -01	31-March-01
Available	0,13%	0,48%	0,47%	1,12%
Term Deposits	0,00%	0,95%	0,53%	0,00%
Net Negotiable Securities	0,00%	0,00%	0,00%	0,00%
Trade Debtors (Net)	0,15%	0,68%	0,63%	0,74%
Notes Receivable(Net)	1,31%	1,72%	1,65%	1,36%
Sundry Debtors (Net)	0,28%	0,18%	0,27%	0,46%
Related Co. Bills Receivable and Debtors	3,23%	4,06%	3,24%	2,66%
Inventories (Net)	5,67%	5,95%	7,12%	5,27%
Recoverable Taxes	0,82%	0,68%	0,86%	0,72%
Prepaid Expenses	0,81%	0,70%	0,74%	1,07%
Deferred Taxes	0,05%	0,86%	0,00%	0,00%
Other Current Assets	0,09%	0,04%	0,08%	0,05%
Total Current Assets	**12,54%**	**16,31%**	**15,61%**	**13,45%**
Land	23,57%	22,53%	26,44%	28,42%
Construction and Infrastructure Works	32,42%	30,75%	31,57%	28,72%
Machinery and Equipment	14,86%	14,08%	10,88%	11,32%
Other Fixed Assets	20,20%	19,23%	18,29%	18,98%
Higher Value due to Fixed Assets Tech. Reval.	0,00%	0,00%	0,00%	0,00%
Depreciation (Less)	-14,08%	-12,72%	-12,46%	-11,29%
Total Fixed Assets	**76,97%**	**73,87%**	**74,73%**	**76,15%**
Invest. In Related Comp.	0,00%	0,00%	0,00%	0,00%
Other Companies Investments	0,00%	0,00%	0,00%	0,00%
Lower Value of Investments	8,43%	8,21%	8,29%	8,71%
Higher Value of Investments (less)	0,00%	0,00%	0,00%	0,00%
Long-Term Debtors	0,11%	0,09%	0,10%	0,13%
Related Co. Bills Receivable and Debtors	0,00%	0,00%	0,00%	0,00%
Deferred Taxes	0,95%	0,00%	0,00%	0,00%
Intangibles	0,01%	0,01%	0,01%	0,01%
Amortization (Less)	0,00%	0,00%	0,00%	0,00%
Other	0,99%	1,51%	1,27%	1,56%
Total Other Assets	**10,48%**	**9,82%**	**9,67%**	**10,40%**
Total Assets	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

LIABILITIES	31-March-02	31-Dec -01	30-Sept -01	31-March-01
Short-Term Oblig. With Banks & Finan. Instit.	12,40%	13,15%	13,21%	12,14%
Oblig. Banks &Finan. L/T Portion	1,26%	1,23%	1,37%	0,85%
Obligations with the Public	0,00%	0,00%	0,00%	0,00%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Within 1 year Long-term Obligations	0,00%	0,00%	0,00%	0,00%
Payable Dividends	0,00%	0,00%	0,00%	0,00%
Accounts Payable	12,04%	12,48%	10,39%	11,39%
Notes Payable	0,47%	0,60%	1,36%	1,05%
Sundry Creditors	1,24%	1,44%	1,00%	1,06%
Related Co. Notes and Acc. Payable	0,59%	1,12%	0,89%	0,27%
Provisions	0,36%	0,43%	0,56%	0,70%
Withholdings	0,20%	0,35%	0,23%	0,20%
Income Tax	0,05%	0,11%	0,23%	0,20%
Income Received in Advance	0,13%	0,22%	0,36%	0,36%
Deferred Taxes	0,00%	0,00%	0,15%	0,17%
Other Current Liabilities	0,00%	0,00%	0,00%	0,00%
Total Current Liabilities	**28,75%**	**31,11%**	**29,75%**	**28,39%**
Oblig. With Banks & Finan. Instit.	4,52%	4,68%	4,49%	3,95%
Obligations with the Public (bonds)	0,00%	0,00%	0,00%	0,00%
Notes Payable	0,88%	2,57%	2,77%	2,59%
Sundry Creditors	1,03%	1,02%	1,12%	1,13%
Related Co. Notes and Acc. Payable.	8,41%	8,23%	8,26%	8,88%
Provisions	0,00%	0,01%	0,29%	0,33%
Other Long-Term Liabilities	0,84%	1,42%	2,50%	2,59%
Total Long-Term Liabilities	**15,67%**	**17,94%**	**19,43%**	**19,48%**
Minority Interest	**0,04%**	**0,04%**	**0,03%**	**0,04%**
Paid-in Capital	26,96%	25,68%	24,94%	26,38%
Capital Revaluation Reserves	-0,11%	0,00%	0,55%	0,03%
Share premium	13,73%	13,13%	13,04%	13,50%
Higher value due to Fixed Assets Tech. Reval. Reserves	0,00%	0,00%	0,00%	0,00%
Other Reserves	1,11%	0,52%	0,68%	0,39%
Develop. Period Accumulated Deficit (less)	0,00%	0,00%	0,00%	0,00%
Retained Earnings	13,85%	11,57%	11,58%	11,81%
Future Dividends Reserves	0,00%	0,00%	0,00%	0,00%
Accumulated Profits	12,10%	11,39%	11,31%	11,73%
Accumulated Losses (less)	0,00%	0,00%	0,00%	0,00%
Profit Loss of the Period	1,75%	0,18%	0,28%	0,08%
Interim Dividends (less)	0,00%	0,00%	0,00%	0,00%
Total Equity	**55,54%**	**50,91%**	**50,79%**	**52,10%**
Total Liabilities	**100,00%**	**100,00%**	**100,00%**	**100,00%**

CONSOLIDATED REASONED ANALYSIS
SUPERMERCADOS UNIMARC S.A.
AT MARCH 31ST, 2002

INCOME STATEMENT	31-March -02	31 Dec -01	30-Sept -01	31-March-01
Trading Income	**100,0%**	**100,0%**	**100,0%**	**100,0%**
Operating costs	73,9%	76,9%	77,1%	75,0%
Trading Margin	**26,1%**	**23,1%**	**22,9%**	**25,0%**
Adm. and Sales Expenses	24,9%	22,0%	21,8%	20,5%
Operating Results	**1,2%**	**1,1%**	**1,0%**	**4,6%**
Financial Income	0,0%	0,0%	0,1%	0,1%
Related Co. Invest. Profits	0,0%	0,0%	0,0%	0,0%
Other non-operating income	0,2%	0,3%	2,5%	0,4%
Related Comp. Invest. Losses	0,0%	0,0%	0,0%	0,0%
Lower Value Invest. Amortization	1,1%	0,9%	0,9%	1,1%
Financial Expenses	6,1%	3,9%	4,0%	3,9%
Other non-operating expenses	1,6%	0,3%	0,1%	0,1%
Price-level restatement	19,3%	1,9%	2,0%	1,1%
Non-Trading Income	**10,7%**	**2,7%**	**0,4%**	**3,5%**
Profit Before Tax	**11,9%**	**1,6%**	**0,7%**	**1,1%**
Income Tax	0,7%	1,8%	0,1%	0,6%
Consolidated (Loss) Profit	**12,6%**	**0,3%**	**0,5%**	**0,5%**
Minority Interest	0,0%	0,0%	0,0%	0,0%
Net Profit (Loss)	**12,6%**	**0,3%**	**0,6%**	**0,5%**
Higher Value Invest. Amortiz.	0,0%	0,0%	0,0%	0,0%
Profits (Loss) of the Period	**12,6%**	**0,3%**	**0,6%**	**0,5%**

REASONED ANALYSIS

1. Analysis of the Balance Sheet

1.1 Assets

At March 31, 2002, the assets of Supermercados Unimarc S.A. amounted to M$ 201.238.598.-, which represents a decrease of 1.58 %, compared to M$204.473.611.-, at March, 2001.

The main assets that represent and increase during the period under analysis are:

- Bills receivable and debtors to related companies: the increase by 19.84% on March, 2002, with respect to the same period of the previous year is due to loans and invoices to be collected. The result is a credit balance.

- Machinery and Equipment: its increase by 29.19% at March, 2002, compared to March, 2001 is partly due to the purchase of machinery and equipment for the rehabilitation of several premises of our chain.

- Constructions and Infrastructure works: this item represents an increase by 9.98% with respect to the same period of the previous year. The main reason is the acquisition of buildings where supermarkets operate and the termination of the construction of movie theatres in Argentina done by Supermercados Hipermarc S.A.

- Other Fixed Assets: they increased by 4.72%, compared to March, 2001, mainly due to purchases for the rehabilitation of premises.

- The Deferred Taxes item increased by a 100%, partly because of the effect in the application of the income tax to the tax loss.

The main decreases were:

- Available: this item shows a decrease of 88.37% compared to March, 2001. The main reason is drawn and not collected checks.

- Notes receivable: this item shows a decrease of 5,25% and 27,24% when comparing March, 2002 with March and December, 2001 respectively. The reason is payments of credit instruments as diner's and visa credit cards.

- Sundry Debtors: This item decreases by 40.49%, compared to the period at March, 2001. This is the result of the application of advance payments to suppliers in the year 2002.

- The item Land shows a decrease of 18.37 %. The explanation is the sale of part of the land named Cerro Colorado, and of the purchase and sale of other land which detail is in point 4.1 of these analyses.

1.2 Liabilities

At March 31, 2002, the total liabilities of Supermercados Unimarc S.A. amounts to M$ 201.238.598.- compared to M$ 204.473.611 at March 31st, 2001. This represents a decrease of 1.58 %.

The main reason is a decrease in the short and long term notes payable. They decreased by 56.12% and 66.55% respectively, due to settlements done in this period. Nevertheless, liabilities increased regarding accounts as short and long-term Obligations with Banks and Financial Institutions by 3.6% and 12.70%, respectively, to finance the purchase of fixed assets for premises rehabilitation. Likewise, the accounts payable increase by 4.03%.

1.3 Current Liquidity.

At March 31st, 2002, the liquidity index is 0.44 times lower by 6,38% at the same period of the previous year, and 15.38% lower compared to December, 2001.

This can be explained by the higher decrease of the current assets than the current liabilities, when compared with March and December, 2001.

1.4 Acid Ratio

At March 31st, 2002 this ratio was 0.24 times, whereas at the same period of 2001 was 0.29 times, and 0.33 times at December, 2001. This can be explained by the decrease of some current assets, especially in the available item, which lowered more than the current liabilities.

1.5 Indebtedness Ratio

At March 31st, 2002, this index is 0.80 times and at March, 2001 was 0.92 times. This index decrease by 13.04% was mainly due to the short and long-term notes payable diminish by 56.12% and 66.55% respectively. Notwithstanding, the short and long term bank and financial institutions obligations and accounts payable accounts increased due to the financing and purchase of goods and services to rehabilitate the premises of our chain.

1.6 Short and Long Term Debt in relation with the Total Debt

In the year 2002, the short-term debt index over the total debt was 64.7% and 59.3% at year

2001. The increase of 9.11% can be explained by the debts acquired in the purchase of goods and services for the premises rehabilitation. For this reason, the long-term debt of the Obligations with Banks and Financial Institutions increased by 12.70%, despite the long-term liabilities global decrease.

1.7 Coverage of Financial Expenses

At March 31st, 2002, the index of consolidated coverage is 2,3 times and 0.8 times at, March 31st, 2001. The positive variation corresponds to the better non-trading income of the period at March, 2002, when comparing it with the same period of the previous year.

2. Analysis of the Result

During the fiscal year at March, 2002, the company had a profit of M$3.517.476 showing an increase of M$ 3.348.814.-, compared to the profits at March, 2001 which amounted to M$ 168.662.-

The reason is the best Non-Trading Income figure on the amount of M$4.171.584.- and to the positive Income Tax by M$ 409.770.- compared to the previous period, notwithstanding the decrease in the Operation Result of the current fiscal year.

2.1 Trading Income

At March, 2002, the trading income of Supermercados Unimarc S.A. and its subsidiaries amounted to M$27.815.756.- which represents a drop of 18.75%, compared to the income at March, 2001, which was M$34.235.065.- This decrease is partly due to the strong competition within the industry and to the addition of new and more aggressive actors to the market.

2.2 Operating Costs

At March, 2002, the costs amounted to M$20.564.918.- which represents a drop of 1.37% and 3.88% as a percentage of the trading income at March and December, 2001. These figures correspond to the negotiation with suppliers and strengthening of our own trademarks, which have a lower associated cost.

2.3 Trading Margin

At March, 2002, the trading margin was M$7.250.838.- 15,41 lower compared to M$8.571.762., obtained at March, 2001. As a percentage of the income, the trading margin increases from 25,04% at March, 2001 to a 26,07% at March of the current year. The reason is explained in the previous point.

2.4 Administration and Sales Expenses

At March, 2002, the administration and sales expenses amounted to M$ 6.925.738.-, compared to M$7.013.226, at March, 2001. These figures show a decrease by 1.25%. As a percentage of the trading income, the administration and sales expenses were 24.90%, at March, 2002, which is higher to the figure of March, 2001, namely, 20.49%. The increase compared to the same period of the previous year can be explained by greater decrease of the non-operating income compared to administration and sales expenses drop.

2.5 Operating Results

At March, 2002, the operating results reached the amount of M$325.100.- showing a decrease by 79.14% compared to M$1.558.536, at March,2001.

As a percentage of the income, the operational result passed from 4.55% in March, 2001 to 1.17 in March, 2002.

2.6 Non-trading Income

At March, 2002, the non-trading income was M$2.989.248.-, while the negative result at March, 2001 was M$ 1.182.336.- The improvement of this result at March, 2002 is a consequence of the positive effect of the price-level restatement.

2.7 Profit or Loss before Tax

At March, 2002, the result is positive on the amount of M$3.314.348.-. This figure represents an increase of 781.01%, compared to the result of M$376.200.-, at the same period of the previous year. The explanation comes from the higher non-trading income in the current period.

2.8 Profit after Tax

At March, 2002, this result is higher by M$3.348.814.-, compared to March, 2001, due to the effect of the non-trading income and the positive income tax of the current period.

3.- Cash Flow Statement Analysis

At March 2002 and 2001, the cash closing balance was M$266.840.- and M$2.294.438.-, respectively.

	2002	2001
Flow due to activities of the operation	(2.292.014)	4.074.257
Flow due to financing activities	(1.481.167)	207.562
Flow due to investment activities	1.009.100	(2.285.850)
Inflation Effect	18.218	(681.714)
Opening Balance	3.012.703	980.183
Cash and Cash Equivalent Closing Balance	**266.840**	**2.294.438**

The decrease in the activities of the operation at March, 2002, with respect to the previous year, can partly be explained by the higher payments to suppliers and others, notwithstanding the higher collection from trade debtors.

When comparing both periods, the variation of the financing flow is mainly due to higher payment of loans.

The flow due to investment activities shows an increase as a result of the collection from related companies of verified by documentary evidence loans.

4.- Activity and Analysis of the differences between the book and economic value of the main assets.

76.97% of Fixed Assets, 3.23% of Short-Term Related Companies Accounts Receivable and 5.67% corresponds to Inventories forms the company's total consolidated asset. For the assets collected to Related Companies, there are no doubts regarding the payment of 100% of these debts. For the goods of the Fixed Assets, there are insurance involved that cover completely the current value of these assets. Regarding the inventory, its current value does not surpass its net realization value.

4.1 Investments and Sales

During the period under analysis, investments and sales were done on some fixed assets according to the following:

Land investments done by the end of year 2001. They are:

Cisternas land, located in the La Cisterna district

Portugal land located in the district of Santiago
Santa Rosa land located in the district of La Granja

It can also be underlined the construction and infrastructure works investments for the purchase of buildings for the exploitation of supermarkets, occurred by the end of year 2001. These are:

Building named Cisterna located in the district of La Cisterna
Building named Portugal located in the district of Santiago
Building named Santa Rosa located in the district of La Granja

The Machinery and Equipment item was increased due to purchases done for the rehabilitation of premises. This investment considers cold storage equipment, air conditioning equipment, bakery machines and equipment.

In the item Other Assets are shown investments on furniture and fittings as supermarket forklift, checkout, furniture for sales room, self-service carriage.

Investments were also done on forklifts and piling machinery.

Regarding sales, they are:

Land named Cerro Colorado located in the district of Las Condes.
The 6th floor of the building located in Amunátegui Nº178, street, in the district of Santiago.

4.2 Inventories turn-over

At March 31st, 2002 the inventories turnover is 1.85 times and 2.18 times at the same period of year 2001. The drop by 15.01% corresponds to the less sales occurred during the period under analysis.

4.3 Turnover

At March 31st of the current year, the permanence of inventory is 48.55 days. At the same period of the previous year was 41.27 days, notwithstanding the better administration of the inventories, it increased by 12.54%. This is partly due to a decrease of the inventory turnover.

5.- Profitability Analysis

5.1 Profitability of the Equity

At March 31st, 2002, this profitability is 3.2%, whereas for the same period of the previous year is

0.2%, which represents an increase due to the improved results of the current fiscal year.

5.2 Profitability of the Assets

In the current fiscal year, the profitability of the assets represents a 1.7%, while for the same period of the previous year was 0.1%. The reason is the improved result at March 31, 2002 notwithstanding the total assets decrease.

5.3 Performance of the Operating assets

At March 31, 2002 the performance of these assets is 1.7% that represents a decrease of 75.48% compared to the period at March 31, 2001 that was 7.01%. The reason for this decrease is the lower operational result that was affected by a drop in the income level, notwithstanding the average asset also decreased. The assets accounts considered in this analysis are: trade debtors, notes receivable, sundry debtors, inventories, recoverable taxes and prepaid expenses.

5.4 Earnings per share

At March 31, 2002, the profit or loss per share was $2.79 per share, whereas for the same period of the year 2001 was 0.13 per share.

The explanation comes from the best results of the current business year compared to the results of the previous year, which represents an increase by M$ 3.348.814.-

5.5 Dividends Return

At March 31st, 2002 this index is 1.872,1 times, which represents an increase of 33.1% with respect to 1.406,1 times figure at March, 2001. At the closing date of each period the value per share are $16.9 and $22.5, respectively,

6.- Markets were the company participates and the competition it faces.

The most important variations during the business period is the slow recovery of the consumption demand.

When analyzing the sales statistics issued by the INE, it is important to mention the positive change in the sales index of the supermarkets during March, 2002, compared to the previous month that shows a nominal variation of 18.7% and an actual variation of 18.8%. When comparing the periods first quarter of the years 2002 and 2001, the sales index showed a nominal and real positive variation of 14.7%.

At March, 2002, sales consider 630 premises with three and more cash registers, along the country. This must be compared to 636 premises that operated at March, 2001. If we take into consideration that between March 2001 and March, 2002 40 supermarkets, mainly located in provinces, closed their operations, the total of new supermarkets that began to operate during the last 12 months was 34 premises.

7. Risk analysis of the market for the company

From the Rate of Exchange perspective, this index has been steady during the first quarter of this year. This has contributed to maintain our consumers' acquisition power. Besides, the prices of the products we import have not raised, so demand has not been affected.

Supermercados Unimarc is strengthening its own brands, in order to give all its customers high quality products at a lower price. This backward integration allows the company to lower the risk in the profit or loss of the accounting period, by developing products of low costs, highly profitable, which are substitutes of high turnover.

The low inflation of the first quarter of this year has not affected the prices of our products.

Regarding the phitosanitary measures applicable during 2001, the Agriculture and Livestock Service closed the Chilean boundaries for the import of meat coming from Argentina, Uruguay and the Southern zone of Brazil due to the foot-and-mouth disease of the beef cattle. Considering this provision, Supermercados Unimarc imports meat and its by-products free from the risk of contamination from Paraguay, the North of Brazil and from Chilean production.